SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 20, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications - Notice of Annual General Meeting of Shareholders

Rosh Ha’ayin, Israel
August 20, 2020

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Annual General Meeting (the “AGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Thursday, October 29, 2020 at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2019, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2019;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2019 and the report of the Board of Directors for such period;

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Richard Hunter, Mr. Yehuda Saban, Mr. Yossi Shachak,Mr. Arie (Arik) Steinberg and Mr. Ori Yaron, (the "Appointed Directors");

(5)	to approve the appointment of Mr. Shlomo Zohar as a new independent director (bilty taluy);

(6)	to approve the appointment of Ms. Roly Klinger as a new external director (Dahatz);

(7)	to approve the appointment of Ms. Michal Marom-Brikman as a new external director (Dahatz) effective January 1, 2021; and

(8)	to approve an amendment to the Company's Compensation Policy.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter is required for the approval of any of items 1, 4 and 5, on the agenda. No vote is required in connection with the discussion of items 2-3 on the agenda.

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of any of items 6-8 provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”), including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on September 23, 2020 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, state that shareholders who will not attend the AGM in person may vote with respect to items 4-8 on the agenda by completing the second part of the Hebrew form of the Deed of Vote (ktav hatzba'a). For the shareholders' convenience, items 1-3 on the agenda are also included in the Deed of Vote (although said items are not subject to the provisions of such regulations), and an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hoda'at emda) to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the address stated above) in respect of items 4-8 on the agenda, no later than ten (10) days before the AGM meeting date (October 19, 2020). The deadline for submission of the Board of Directors’ response to such position notices is October 24, 2020. Changes to the AGM agenda may be made after the filing of the Deed of Vote, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than August 27, 2020 (seven (7) days following the date of filing the attached Proxy Statement), all in accordance with an amendment to the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 3, 2020. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Hebrew form of the Deed of Vote, the amended agenda and the amended Deed of Vote (both, if any) and position notices are or will be available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and an English convenience translation of the documents is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the AGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote distributed herewith (or the amended Deed of Vote, if any) (either the Hebrew or the English version) and to return it promptly (and in any event at least four (4) hours prior to the time of the AGM) to the Company at its address above or use the electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than four (4) hours before the time fixed for the AGM. The shareholders are requested to vote only once, either by sending the Deed of Vote (the Hebrew version or the English version, but not both) or by electronic voting. If a shareholder votes both ways, the vote shall be disqualified.

- ii -

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least four (4) hours prior to the time of the AGM. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the AGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned to November 5, 2020, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) (or the amended Deed of Vote, if any) and the Position Notices (hodaot emda) (if any).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the AGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote (or the amended Deed of Vote, if any) and to the Position Notices (if any) posted on the Israel Securities Authority website, unless the shareholder notified that he is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-54-7814191.

By Order of the Board of Directors
Hadar Vismunski-Weinberg, Adv.
Company Secretary

- iii -

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 4810302, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Annual General Meeting (the “AGM”), to be held on  Thursday October 29, 2020 commencing at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2019, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2019;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2019 and the report of the Board of Directors for such period; and

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Richard Hunter, Mr. Yehuda Saban,Mr. Yossi Shachak, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron (the "Appointed Directors");

(5)	to approve the appointment of Mr. Shlomo Zohar as a new independent director (bilty taluy);

(6)	to approve the appointment of Ms. Roly Klinger as a new external director (Dahatz);

(7)	to approve the appointment of Ms. Michal Marom-Brikman as a new external director (Dahatz) effective January 1, 2021; and

(8)	to approve amendments to the Company's Compensation policy.

 A form of a Deed of Vote (Hebrew and English versions) for use at the AGM (either the Hebrew or the English version) is distributed herewith (or an amended Deed of Vote (if any) will be filed). With respect to Items 1 and 4-8 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law and Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the Hebrew or the English version distributed herewith (or the amended Deed of Vote, if any), if properly executed and delivered to the Company at the address above at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the afore-mentioned Hebrew version of the Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of the Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (the Hebrew version or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 23, 2020 will be entitled to participate in and vote at the AGM. Proxies are being distributed to shareholders on or about August 20, 2020; however, certain of our officer holders, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On August 19, 2020, the Company had outstanding 183,601,120 Ordinary Shares, excluding 6,922,746 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

Registered joint holders of shares should take note that, pursuant to the Company's Articles of Association, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

* * * * *

ITEMS 1 AND 2

RE-APPOINTMENT OF AUDITOR AND DISCUSSION OF ITS REMUNERATION

Under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board of Directors is required to report the auditor’s remuneration to the shareholders and the shareholders are required to discuss that report. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

The Audit Committee has approved, and the Board of Directors has recommended, to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group (“Kesselman & Kesselman”), as auditor of the Company for the period ending at the close of the next annual general meeting.

The Audit Committee and the Board of Directors have determined that the remuneration of Kesselman & Kesselman, the Company’s auditor, for the year ended December 31, 2019, and its affiliates will be NIS 2,200 thousand for audit fees (including SOX audit), NIS 210 thousand for audit-related fees, and NIS 491 thousand for tax fees. Partner has agreed to indemnify Kesselman & Kesselman and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the Tax Services engagement letter for the year 2019, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

It is proposed that at the AGM the following resolution be adopted:

1.	“RESOLVED: to re-appoint the Company’s auditor, Kesselman & Kesselman, as the auditor of the Company for the period ending at the close of the next annual general meeting.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

It is proposed that at the AGM the following matter be discussed:

2.
“The remuneration of the auditor and its affiliates for the year 2019 as determined by the Audit Committee and by the Board of Directors and the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 2.

ITEM 3

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2019, attached hereto as Annex “A”. Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, is expected to be present at the AGM, and will be available to respond to appropriate questions of shareholders.

 It is proposed that at the AGM the following matter be discussed:

“The audited financial statements of the Company for the year ended December 31, 2019 and the report of the Board of Directors for such period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 3.

ITEM 4

RE-ELECTION OF THE COMPANY’S DIRECTORS

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting, unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the “Founding Israeli Shareholders”). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Osnat Ronen has been a director in the Company since December 2009 and was appointed to serve as Chairman of the Board of Directors in November 2019. She is also a member of the Security Committee. Ms. Ronen currently serves on the Board of Directors of Fox-Wizel Ltd. and Discount Capital Underwriters. She also volunteers as a director of the College for Management (Michlala Le-Minhal). Ms. Ronen serves as one of the founders of Wecheck Ltd. and serves on the Board of Directors and as an advisor. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner until 2019. Ms. Ronen has also served as an advisor to Liquidnet, Inc. from 2013 to 2015. Between 2013 and 2018, Ms. Ronen served on the Board of Directors of Mizrahi Tefahot Bank Ltd. as Head of the Audit Committee. Ms. Ronen also served on the Board of Directors of Perion Networks Ltd. during 2016-2017. Ms. Ronen also served as a volunteer on the Board of Directors of Yissum Research Development Company of the Hebrew University of Jerusalem until December 2018. Previously she served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen served on the Board of Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (as amended) (the “Israeli Securities Law”) in the Company. No further notice of appointment or removal of a Qualified Israeli Director was received by the Company from the Founding Israeli Shareholders. Ms. Ronen's re-appointment is not brought to the shareholders approval at the AGM and she continues to be a Qualified Israeli Director, until a contrary notice is duly received by the Company from the Founding Israeli Shareholders pursuant to the Company’s Articles of Association (unless her office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association).

The Appointed Directors (as also listed in the table below) will terminate their office as directors of the Company as of the end of the AGM. It is proposed to re-elect these directors until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the services of Mr. Barry Ben Zeev (Woolfson) and Mr. Jonathan Kolodny as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Ms. Osnat Ronen, Mr. Barry Ben Zeev, Mr. Richard Hunter, Mr. Jonathan Kolodny, Mr. Yossi Shachak, Mr. Arie Steinberg and Mr. Yehuda Saban were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ben-Zeev (Woolfson), Mr. Kolodny, Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and Mr. Ben Zeev, Mr. Kolodny and Mr. Steinberg also qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

In compliance with the Israeli Companies Law and the Company’s Articles of Association, the Extraordinary General Meeting of shareholders (the “EGM”) held on March 18, 2020 approved the compensation terms for the current directors and those that will serve from time to time, including external directors and independent directors (excluding the Chairman of the Board of Directors insofar as separate compensation terms will be determined thereof) , which includes an annual fee, an attendance fee, reimbursement of of Reasonable Expenses, benefit from the D&O insurance policy, and Indemnification and Release Letter (the "Compensation Terms").

The Compensation Terms of the Appointed Directors are in accordance with those that were approved by the EGM.

Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Following is a list and brief biography of the Appointed Directors:

Name	Position

Mr. Richard Hunter	Director
Mr. Yehuda Saban	Director
Mr. Yossi Shachak	Director
Mr. Arie (Arik) Steinberg	Director
Mr. Ori Yaron	Director

Richard Hunter was appointed to the Board of Directors of Partner in November 2019. He is Chairman of the Board of Directors of Holmes Place International Ltd., serves on the Board of Directors of Delta Galil Industries Ltd, Samelt MCA Ltd. and Trigo Vision, and served as a director at SodaStream International Ltd. until their sale to Pepsi Co. Currently Mr. Hunter is a founding partner in Green Lantern, a private equity fund. Previously he served as CEO of McCann Erickson Israel from 2012 until 2016. During the years 2010 until 2012, Mr. Hunter served as CEO of Shufersal Ltd. and as CEO of 013 Netvision from 2007 until 2010. Prior to that Mr. Hunter was a Partner at Mckinsey and Company from 1999-2007. Mr. Hunter is an accounting and financial expert, holds an LL.B from the College of Management, Tel-Aviv and an M.B.A from INSEAD Business School. To the best knowledge of the Company and the Company's Directors, Mr. Hunter is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee as of June 2015. Mr. Saban also serves as director of operations for Israel and VP of Business Development at Ellomay Capital Ltd. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Saban is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yossi Shachak was appointed to the Board of Directors of Partner in November 2019. Mr. Shachak is a consultant to boards of directors, and a board member of public and private companies including, the Azrieli Group Ltd. and Tefron Ltd and Chairman of the Board of Directors of Emilia Development (O.F.G) Ltd. Mr. Shachak served as President of the Institute of Certified Public Accountants from 1988 to 1992. Mr. Shachak is a certified public accountant and is a graduate of accounting from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Shachak is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and notified the Company that he intends to resign in January 2021. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. and as the Chairman of the Audit Committee. He also serves as a director in Paz Oil Company Ltd., as Chairman of the Board of Directors of REE (formerly Softwheel Ltd.) and as a director at Axilion Ltd.  He also serves on the Board of Trustees of the Academic College of Tel-Aviv-Yaffo. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s). Prior to that, Mr. Steinberg served as CEO of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg studied economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron served from 2010 until 2016 as a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to re-elect Mr. Richard Hunter, Mr. Yehuda Saban, Mr. Yossi Shahak, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of items 4 on the agenda.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 5

APPOINTMENT OF A NEW INDEPENDENT DIRECTOR (BILTY TALUY)

Under the Israeli Companies Law, the majority of the Company's audit committee must be Israeli independent directors. One of the Company's independent directors, Mr. Arik Steinberg, will be concluding his term in January 2021 and therefore the candidate, Mr. Shlomo Zohar, was proposed to serve as an independent director in the Company. According to the Israel Companies Law, the Company’s Audit Committee approved that Mr. Shlomo Zohar complies with the conditions required to be classified as an independent director under the Israeli Companies Law.

Mr. Shlomo Zohar serves as a director at Delek USA Energy, Inc., Ham-Let (Israel –Canada) Ltd., Isras Investment Company Ltd., and B  Communications Ltd., however Mr. Zohar notified the Company that upon his appointment as a director of the Company, he shall resign as a director of B Communications. Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the boards of directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the board of directors of Israel Discount Bank of New York and as a member of the board of directors of Discount Bancorp, Inc. Mr. Zohar served as Chief Executive Officer of A.D.O. Group Ltd. from July 2011 until December 2018 and served as an executive vice chairman of the Board of ADO Properties SA and since June 2018 he serves as chairman of the executive committee at Bar Ilan University. From 1980 to December 2005, he was a partner in the accounting firm of Zohar, Zohar & Co., CPA (Isr). Mr. Zohar is a certified public accountant in Israel. He holds a B.A. in Economics and Accounting from Bar-Ilan University and an MBA degree from McGill University. To the best knowledge of the Company and the Company’s Directors, Mr. Shlomo Zohar is not a “Family Member”, (as defined in the Israeli Securities Act (1968), of another Interested Party in the Company.

Mr. Shlomo Zohar was determined by the Board of Directors to be one of the “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Shlomo Zohar also qualifies as an independent director according to US law.

As discribed above, Mr. Zohar notifed the Company that upon his appointment as a director of the Company, he shall resign as a director of B Communications.

Mr. Shlomo Zohar will benefit from the Compensation Terms that were approved by the EGM held on March 18, 2020.

It is proposed that at the AGM the following resolutions be adopted:

(i)
 “RESOLVED: to appoint Mr. Shlomo Zohar as an independent director (Bilty taluy) of the Company in accordance with the Israeli Companies Law and regulations promulgated thereunder, commencing on October 29,2020; and

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 5 on the agenda.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 6

APPOINTMENT OF A NEW EXTERNAL DIRECTOR (DAHATZ)

Under the Israeli Companies Law, the Company is required to have at least two External Directors (Dahatzim) on its Board of Directors. One of the Company's External Directors, Mr. Barry Ben- Zeev, will be concluding his term in October 2021. In light of this and in order to have a long transition period and also increase the size of the Board of Directors and diversify its composition and the experience of its members,  the candidate, Ms. Roly Klinger, is proposed to serve as an External Director in the Company.

Ms. Roly Klinger has served since 2018 as an External Director in Delek Royalties (2012) Ltd., as Chairman of the Audit Committee and the Compensation Committee and a member of the finance committee. Ms. Klinger served from 2017 until 2019 as the Director of Refinance, Vice President Legal Counsel and Company Secretary of IBC Israel Broadband Company (2013) Ltd. Ms. Klinger served as Partner's Chief Legal Counsel and Company Secretary from 1998 until 2012 and in 2012 was appointed as Vice President, Legal & Regulatory Affairs, Business Development and Corporate Secretary until 2015. Ms. Klinger holds an LL.B degree from Tel Aviv University, M.A. in Conflict Research Management and Resolution (Research Track), graduated with honors, from The Hebrew University of Jerusalem. Ms. Klinger attended the Advanced Management Program (AMP). To the best knowledge of the Company and the Company’s Directors, Ms. Roly Klinger is not a “Family Member”, (as defined in the Israeli Securities Act (1968), of another Interested Party in the Company.

Ms. Roly Klinger was determined by the Board of Directors to have "professional qualifications" to serve as an external director under the Israeli Companies Law and regulations promulgated thereunder. Ms. Klinger also qualifies as an independent director according to the Israeli Companies Law and in accordance with US law.

Ms. Roly Klinger will benefit from the Compensation Terms that were approved by the EGM held on March 18, 2020.

It is proposed that at the AGM the following resolutions be adopted:

(i)
 “RESOLVED: to appoint Ms. Roly Klinger as an external director (Dahatz) of the Company for a term of three years in accordance with the Israeli Companies Law and regulations promulgated thereunder, commencing on October 29,2020;

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 6 on the agenda provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 1 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 7

APPOINTMENT OF A NEW EXTERNAL DIRECTOR (DAHAZ)

Under the Israeli Companies Law, the Company is required to have at least two External Directors (Dahatzim) on its Board of Directors. One of the Company's External Directors, Mr. Barry Ben-Zeev, will be concluding his term in October 2021. In light of this and in order to have a long transition period and also increase the size of the Board of Directors and diversify its composition and the experience of its members, the candidate, Ms. Michal Marom-Brikman, was proposed to serve as an External Director in the Company.

Ms. Marom-Brikman serves on the Board of Directors of a variety of companies traded both in Israel as well as abroad including, Halman Aldubi Investment House, OPC Energy Ltd., Panaxia Pharmaceutical Industries Ltd., Dan Transportation, The Moinian Group and All Year Holdings Ltd. Ms. Marom-Brikman served in the past as a director in various companies including: Israel Union Bank Ltd., Arko Holdings Ltd., BiondVax Pharmaceuticals Ltd., and Electreon Wireless Ltd. Ms. Marom-Brikman is a certified public accountant in Israel. Ms. Marom-Brikman holds a B.A in Business Management and Economics specializing in accounting from the College of Management Academic Studies and an M.A in Finance from the Baruch College of Management, NYU. To the best knowledge of the Company and the Company’s Directors, Ms. Marom-Brikman is not a “Family Member”, (as defined in the Israeli Securities Act (1968), of another Interested Party in the Company.

Ms. Marom-Brikman was determined by the Board of Directors to be one of the “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Ms. Marom-Brikman also qualifies as an independent director according to the Israeli Companies Law and in accordance with US law.

Ms. Michal Marom-Brikman will benefit from the Compensation Terms that were approved by the EGM held on March 18, 2020.

It is proposed that at the AGM the following resolutions be adopted:

(i)
 “RESOLVED: to appoint Ms. Michal Marom-Brikman as an external director (Dahatz) of the Company for a term of three years in accordance with the Israeli Companies Law and regulations promulgated thereunder, commencing on January 1, 2021; and

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 7 on the agenda provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 1 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 8

APPROVAL OF AMENDMENTS TO THE COMPANY'S COMPENSATION POLICY FOR OFFICE HOLDERS

The Company's Compensation Policy was approved by the Annual General Meeting of shareholders on October 29, 2019 and the EGM held on March 18, 2020 ("Compensation Policy"). The Compensation Policy provides (among other things) that the Company may insure its Office Holders (as such term is defined in the Israeli Companies Law) with a directors’ and officers’ (D&O) insurance policy which shall be acquired, from time to time, subject to applicable law and our Articles of Association. The Compensation Policy includes sections regarding the scope of the insurance coverage for such Office Holders as well as the premium and maximum deductible amounts for such insurance.

Following a recent amendment to the "best practice" position of the staff of the Israeli Securities Authority regarding insurance sections pertaining to Office Holders in the compensation policy, it is no longer necessary to include the premium and maximum deductible amounts in the Compensation Policy, provided that the scope of the insurance coverage is on market terms and the cost is not material for the company.

It is therefore proposed to update these sections of the Compensation Policy accordingly including some futher clarifications.

Other than the changes set forth in the attached Annex "C", the terms of the Compensation Policy shall remain in effect. For the shareholders' convenience attached hereto as Annex "D" is an English convenience translation of the binding Hebrew changes to the Compensation Policy.

Our Compensation Committee and Board of Directors approved and recommended to the shareholders of the AGM to approve the aforesaid amendment to our Compensation Policy as set forth in "Annex C".

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve amendments to our Compensation Policy as set forth in "Annex C";

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 8 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 1 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner, directly or indirectly, by the Minister of Communications of the State of Israel (including the License). Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, the License contains provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders. Under certain licenses granted, to Partner, directly or indirectly, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, or indicate on the Deed of Vote (if a shareholder is seeking to vote by Deed of Vote), or indicate on the Deed of Authorization (if a shareholder is seeking to appoint a proxy by a Deed of Authorization), if any of the shareholder’s holdings in Partner or the shareholder’s vote require the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of the License (a translation of Sections 21-24 of the License is attached hereto as Annex “E”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his vote shall not be counted.

By Order of the Board of Directors
Hadar Vismunski-Weinberg, Adv.
Company Secretary

Dated: August 20, 2020

Annex “A”

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2019 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2019 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of PARTNER COMMUNICATIONS COMPANY LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Partner Communications Company Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019   in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(o) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's  Report on Internal Control over Financial Reporting" appearing under Item 15b.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 25, 2020

We have served as the Company’s auditor since 1998.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2018	2019**	2019**
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		416	299	87
Short-term deposits	6		552	160
Trade receivables	7	656	624	180
Other receivables and prepaid expenses		33	39	11
Deferred expenses – right of use	12	51	26	7
Inventories	8	98	124	36
		1,254	1,664	481

NON CURRENT ASSETS
Trade receivables	7	260	250	72
Deferred expenses – right of use	12	185	102	30
Lease – right of use	19		582	168
Property and equipment	10	1,211	1,430	414
Intangible and other assets	11	617	538	156
Goodwill	13	407	407	118
Deferred income tax asset	25	38	41	12
Prepaid expenses and other assets		4	1	*
		2,722	3,351	970

TOTAL ASSETS		3,976	5,015	1,451

*   Representing an amount of less than 1 million.
** See Note 2 regarding the adoption of IFRS 16 - Leases.

The financial statements were authorized for issue by the board of directors on March 25, 2020.

Isaac Benbenishti	Tamir Amar	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2018	2019**	2019**
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	162	367	106
Trade payables		711	716	206
Payables in respect of employees		96	103	30
Other payables (mainly institutions)		10	23	7
Income tax payable		35	30	9
Lease liabilities	19		131	38
Deferred revenues from HOT mobile	9,22	31	31	9
Other deferred revenues	22	41	45	13
Provisions	14	64	43	12
		1,150	1,489	430

NON CURRENT LIABILITIES
Notes payable	6,15	1,013	1,275	369
Borrowings from banks	6,15	191	138	40
Financial liability at fair value	6,15		28	8
Liability for employee rights upon retirement, net	16	40	43	12
Lease liabilities	19		486	141
Deferred revenues from HOT mobile	9,22	133	102	30
Provisions and other non-current liabilities	14,22	43	37	11
		1,420	2,109	611

TOTAL LIABILITIES		2,570	3,598	1,041

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value:
authorized – December 31, 2018 and 2019 – 235,000,000
shares; issued and outstanding -		2	2	1
December 31, 2018 – -***162,628,397 shares
December 31, 2019 – ***162,915,990 shares
Capital surplus		1,102	1,077	311
Accumulated retained earnings		563	576	167
Treasury shares, at cost –
December 31, 2018 – ****8,560,264 shares
December 31, 2019 – ****8,275,837 shares		(261)	(238)	(69)
Non-controlling interests		*
TOTAL EQUITY		1,406	1,417	410
TOTAL LIABILITIES AND EQUITY		3,976	5,015	1,451

*       Representing an amount of less than 1 million.
**     See Note 2 regarding the adoption of IFRS 16 - Leases.
***   Net of treasury shares.
**** Including shares held by trustee under the Company's Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b).

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31,
		2017	2018	2019**	2019**
	Note	In millions (except earnings per share)
Revenues, net	5,22	3,268	3,259	3,234	936
Cost of revenues	5,22	2,627	2,700	2,707	783
Gross profit		641	559	527	153

Selling and marketing expenses	22	269	293	301	87
General and administrative expenses	22	144	148	149	43
Credit losses	7	52	30	18	5
Income with respect to settlement
agreement with Orange	18	108
Other income, net	23	31	28	28	8
Operating profit		315	116	87	26
Finance income	24	4	2	7	2
Finance expenses	24	184	55	75	22
Finance costs, net	24	180	53	68	20
Profit before income tax		135	63	19	6
Income tax expenses	25	21	7	*	*
Profit for the year		114	56	19	6
Attributable to:
Owners of the Company		114	57	19	6
Non-controlling interests			(1)	*	*
Profit for the year		114	56	19	6

Earnings per share
Basic	27	0.70	0.34	0.12	0.04
Diluted	27	0.69	0.34	0.12	0.04

*   Representing an amount of less than 1 million.
** See Note 2 regarding the adoption of IFRS 16 - Leases.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2017	2018	2019**	2019**
	Note	In millions
Profit for the year		114	56	19	6
Other comprehensive income, items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit
obligations	16	(2)	1	(2)	(1)
Income taxes relating to remeasurements of
post-employment benefit obligations	25	1	*	*	*
Other comprehensive income (loss)
for the year, net of income taxes		(1)	1	(2)	(1)

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR		113	57	17	5
Total comprehensive income attributable to:
Owners of the Company		113	58	17	5
Non-controlling interests			(1)	*	*
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		113	57	17	5

*    Representing an amount of less than 1 million.
  **   See Note 2 regarding the adoption of IFRS 16 - Leases.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital						Non-controlling interests
	Number of		Capital	Accumulated	Treasury
	Shares**	Amount	surplus	earnings	shares	Total		Total equity
		NIS In millions
New Israeli Shekels:
BALANCE AT JANUARY 1, 2017	156,993,337	2	1,034	358	(283)	1,111		1,111
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017
Total comprehensive income for the year				113		113		113
Issuance of shares to shareholders (see note 21)	10,178,211	*	***190			190		190
Exercise of options and vesting of restricted shares granted to employees	1,072,365		(60)		60
Employee share-based compensation expenses		*		20		20		20
BALANCE AT DECEMBER 31, 2017	168,243,913	2	1,164	491	(223)	1,434		1,434
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018
Profit for the year				56		56	(1)	55
Other comprehensive income for the year, net of income taxes				1		1		1
Exercise of options and vesting of restricted shares granted to employees	886,072		(62)		62
Employee share-based compensation expenses				15		15		15
Acquisition of treasury shares (note 21)	(6,501,588)				(100)	(100)		(100)
Non-controlling interests on acquisition of subsidiary							1	1
BALANCE AT DECEMBER 31, 2018	162,628,397	2	1,102	563	(261)	1,406	*	1,406
Adoption of IFRS 16 (notes 3 and 19)				(21)		(21)		(21)
BALANCE AT JANUARY 1, 2019	162,628,397	2	1,102	542	(261)	1,385	*	1,385
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019
Profit for the year				19		19	*	19
Other comprehensive income for the year, net of income taxes				(2)		(2)		(2)
Exercise of options and vesting of restricted shares granted to employees	287,593		(23)		23
Employee share-based compensation expenses				17		17		17
Transactions with non-controlling interests			(2)			(2)	*	(2)
BALANCE AT DECEMBER 31, 2019	162,915,990	2	1,077	576	(238)	1,417	-	1,417
Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT DECEMBER 31 , 2018	162,628,397	1	319	163	(76)	407	*	407
Adoption of IFRS 16 (notes 3 and 19)				(6)		(6)		(6)
BALANCE AT JANUARY 1, 2019	162,628,397	1	319	157	(76)	401	*	401
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019
Profit for the year				6		6	*	6
Other comprehensive loss for the year, net of income taxes				(1)		(1)		(1)
Exercise of options and vesting of restricted shares granted to employees	287,593		(7)		7
Employee share-based compensation expenses				5		5		5
Transactions with non-controlling interests			(1)			(1)	*	(1)
BALANCE AT DECEMBER 31, 2019	162,915,990	1	311	167	(69)	410	-	410

*     Representing an amount of less than 1 million.
**   Net of treasury shares.
*** Net of issuance costs.

The accompanying notes are an integral part of the financial statements.

(Continued)– 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2017	2018	2019**	2019**
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		1,002	627	838	241
Income tax paid		(29)	(2)	(1)	*
Net cash provided by operating activities		973	625	837	241
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment		(223)	(343)	(462)	(134)
Acquisition of intangible and other assets		(153)	(159)	(167)	(48)
Acquisition of a business, net of cash acquired				(3)	(1)
Proceeds from (investment in) short-term deposits, net		302	150	(552)	(159)
Interest received	24	2	1	1	*
Consideration received from sales of property and equipment	23	*	3	2	1
Payment for acquisition of subsidiary, net of cash acquired			(3)
Net cash used in investing activities		(72)	(351)	(1,181)	(341)
CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	19			(139)	(39)
Lease interest payments	19			(20)	(6)
Share issuance	21	190
Acquisition of treasury shares	21		(100)
Proceeds from issuance of notes payable, net of issuance costs	6,15	650	150	562	164
Proceeds from issuance of option warrants exercisable for notes payables	15			37	11
Interest paid	24	(165)	(69)	(37)	(11)
Non-current borrowings received	6,15	350
Repayment of non-current borrowings	15	(1,332)	(382)	(52)	(15)
Repayment of current borrowings				(13)	(4)
Repayment of notes payable	15	(443)	(324)	(109)	(32)
Transactions with non-controlling interests				(2)	(1)
Net cash provided by (used in) financing activities		(750)	(725)	227	67
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS		151	(451)	(117)	(33)
CASH AND CASH EQUIVALENTS AT BEGINNING
OF YEAR		716	867	416	120
CASH AND CASH EQUIVALENTS AT END OF
YEAR		867	416	299	87

*   Representing an amount of less than 1 million.
** See Note 2 regarding the adoption of IFRS 16 - Leases.

The accompanying notes are an integral part of the financial statements.

(Concluded)– 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2017	2018	2019**	2019**
	Note	In millions

Cash generated from operations:
Profit for the year		114	56	19	6

Adjustments for:
Depreciation and amortization	10,11	540	545	723	209
Amortization of deferred expenses - Right of use	12	40	47	28	8
Employee share based compensation expenses	21	20	15	17	5
Liability for employee rights upon retirement, net	16	(1)	1	1	*
Finance costs, net	24	(2)	(7)	5	1
Lease interest payments	19			20	6
Interest paid	24	165	69	37	11
Interest received	24	(2)	(1)	(1)	*
Deferred income taxes	25	(13)	16	4	1
Income tax paid	25	29	2	1	*
Capital loss from property and equipment		*	*	(2)	(1)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	283	124	42	12
Other		6	16	(1)	*
Increase (decrease) in accounts payable and accruals:
Trade		69	(69)	63	18
Other payables		(3)	(18)	12	3
Provisions	14	(2)	(11)	(21)	(6)
Deferred income with respect to settlement
agreement with Orange	18	(108)
Deferred revenues from HOT mobile	9	(31)	(31)	(31)	(9)
Other deferred revenues		3	*	4	1
Increase in deferred expenses - Right of use	12	(113)	(107)	(51)	(15)
Current income tax	25	5	(15)	(5)	(1)
Decrease (increase) in inventories	8	3	(5)	(26)	(8)
Cash generated from operations:		1,002	627	838	241

*     Representing an amount of less than 1 million.
**   See Note 2 regarding the adoption of IFRS 16 - Leases.

Supplementary information

At December 31, 2017, 2018 and 2019, trade and other payables include NIS 165 million, NIS 157 million and NIS 115 million (US$ 33 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

For non-cash movements in lease liabilities and lease right of use assets see note 19.

These balances are recognized in the cash flow statements upon payment. Cost of inventory used as fixed assets during 2018 and 2019 were NIS 8 million and NIS 24 million (US$ 7 million), respectively.

See note 9 with respect to Company's share in PHI's statement of financial position items.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -   GENERAL

 a.       Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services) under the Partner brand, and cellular services also under the 012 Mobile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 21(a).

Regarding the Company's principal shareholder and holdings of approved Israeli shareholders in the Company, see note 26.

These consolidated financial statements of the Company as of December 31, 2019, are comprised of the Company and its subsidiaries and consolidated partnerships (the "Group"). See the list of subsidiaries and consolidated partnerships and principles of consolidation in note 2(c)(1). See also 2(c)(2) with respect to investment in PHI.

 b.      Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (c) below). The CEO considers the business from two operating segments, as follows (see also note 5):

(1)        Cellular segment:

Services in the cellular segment include basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services, and services provided to other operators that use the Company's cellular network. The two payment methods offered to our customers are pre-paid and post-paid. Pre-paid services are offered to customers that purchase credit in advance of service use. Post-paid services are offered to customers with bank and credit arrangements. Most of the cellular tariff plans are bundles which include unlimited volumes of calls time and text messaging (with fair use limits), as well as limited data packages. Cellular content and value-added services offered include multimedia messaging, cyber protection, cloud backup, ringtones, and a range of advanced business services.

International roaming services abroad for the Company’s customers include airtime calls, text messaging and data services on networks with which the Company has a commercial roaming relationship. Partner also provides inbound roaming services to the customers of foreign operators with which the Company has a commercial roaming relationship.

Optional services such as equipment extended warranty plans and international calling plans are also provided for an additional monthly charge or included in specific tariff plans. We also provide cellular phone repair services for our customers and for independent merchants.

In addition, the cellular segment includes wholesale cellular services provided to virtual operators who use the Partner cellular network to provide services to their customers.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -   GENERAL (continued)

 b.      Operating segments (continued)

(2)         Fixed-line segment

Services in the fixed-line segment include: (a) Internet services that provide access to the internet through both fiber optics and wholesale broadband access, ISP services and internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) For business customers, SIP voice trunks, Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; (d) Television services over the Internet ("TV").

The cellular segment and the fixed-line segment also include sales and leasing of telecommunications, audio visual and related devices: mainly cellular handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers and related equipment, integration project hardware and a variety of digital audio visual devices and small household appliances including smart watches, car dashboard cameras, televisions, digital cameras, games consoles, audio accessories and other devices.

Each segment is divided into services and equipment revenues, and the related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit and segment Adjusted EBITDA (see note 5(2)). The CODM does not examine assets or liabilities for the segments separately for the purposes of allocating resources and assessing performance of the operating segments and they are not therefore presented in note 5 segment information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -    GENERAL (continued)

 c.      Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made (NIS millions)
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2022	80
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2022	4
(3)	Cellular infrastructure	Israel	P.H.I Networks (2015) Lp.	MOC	Aug, 2025
(4)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2023
(5)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2023
(6)	Fixed (incl. ISP, ILD, NTP)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	5
(7)	Fixed (incl. ISP, ILD, NTP)	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Jan, 2027	0.25

The Group also has a trade license that regulates issues of servicing and trading of equipment, and a number of encryption licenses that permits dealing with means of encryption within the framework of providing radio telephone services to the public.

With respect to license (1) and (2), the Company is entitled to request an extension of the license for additional periods of six years(*), at the discretion of the MOC and CA. Should the licenses not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator. For a renewal the MOC is to consider, among other things: if the Company has met the regulatory requirements, provided improved and technology updated services, Company's actions did not harm or restrict competition, is able to continue provide quality service and make the investments required for it, and made efficient use of its cellular frequencies. The Company has made an annual examination of the estimated useful life of the license. Based on Company's judgment described above, the Company expects that the license will be renewed at a high level of certainty: the Company estimates that, based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is high probability that the license will be extended for the additional term of 6 years(*). Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated for an additional period of 6 years, thereby ending on February 1, 2028(*). See also note 2(f).

(*) It should be noted that the MOC's frequencies tender's documents include a draft amendment of the license that amends the additional extension periods from 6 years to 10 years. In case the amendment shall become final, the estimated useful life of the 2G and 3G frequencies will be revised to end by February 1, 2032.

Other licenses may be extended for various periods, at the discretion of the MOC or CA, respectively.

See also note 17(5) as to additional guarantees made to third parties.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

(1)	Basis of preparation

The consolidated financial statements of the Company ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The principal accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

(2)	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Group's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Foreign currency translations

(1) Functional and presentation currency
The consolidated financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Group's functional and presentation currency as it is the currency of the primary economic environment in which the Group operates. The amounts presented in NIS millions are rounded to the nearest NIS million.

(2) Transactions and balances
Foreign currency transactions are translated into NIS using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement in finance costs, net.

(3) Convenience translation into U.S. Dollars (USD or $ or dollar)
The NIS figures at December 31, 2019 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2019 (USD 1 = NIS 3.456). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

c.	Interests in other entities

(1) Subsidiaries

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated in preparing the consolidated financial statements.

Non-controlling interests in the results and equity of a subsidiary are shown separately in the consolidated statements of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

List of wholly owned Subsidiaries and partnerships:

◾	012 Smile Telecom Ltd.
◾	012 Telecom Ltd.
◾	Partner Land-Line Communication Solutions - Limited Partnership
◾	Partner Future Communications 2000 Ltd. ("PFC")
◾	Get Cell Communication Products Limited Partnership
◾	Partner Business Communications Solution - Limited Partnership – not active
◾	Iconz Holdings Ltd.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (continued)

  c.      Interests in other entities (continued)

(2) Investment in PHI

In November 2013, the Company and Hot Mobile Ltd. entered into a network sharing agreement ("NSA") and a right of use agreement. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership ("PHI"), which operates and develops a radio access network shared by both parties, starting with a pooling of both parties' radio access network infrastructures creating a single shared pooled radio access network. PHI began its operations in July 2015, managing the networks.

Through December 31, 2018 the Company did not control PHI nor did it have joint control over it. The investment in PHI was accounted for using the equity method of accounting. Under the equity method, the investment was initially recognized at cost, and adjusted thereafter to recognize the investor’s share of the post-establishment profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Unrealized gains on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

From January 1, 2019 following a change in the governance of PHI the Company accounts for PHI as a joint operation. Therefore, the Company recognizes its direct right to the assets, liabilities, revenues and expenses of PHI and its share of any jointly held or incurred assets, liabilities, revenues and expenses. See note 9 with respect to a change in the governance of PHI that caused from January 1, 2019, and for information about transactions and balances with respect to the investment in PHI – as a related party.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Inventories

Inventories of equipment: cellular handsets and fixed telephones, tablets, laptops, datacards, servers, spare parts, ISP modems, related equipment, accessories and other inventories are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Group determines its allowance for inventory obsolescence and slow moving inventory based upon past experience, expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

e.	Property and equipment

Property and equipment are initially stated at cost.

Costs are included in the assets' carrying amounts or recognized as separate assets, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance that do not meet the above criteria are charged to the statement of income during the financial period in which they are incurred.

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and until December 31, 2018, the costs of dismantling and removing the items and restoring the site on which they are located. From January 1, 2019 the costs of dismantling and removing the items and restoring the site on which they are located are included in the lease-right of use  asset under IFRS16, see notes 3 and 2(o).

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Property and equipment is presented less accumulated depreciation, and accumulated impairment losses. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see (i)). The useful economic lives of the Group's non-financial assets are reviewed annually, see note 4(1).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Property and equipment (continued)

 Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)
Computers, software and hardware for
information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 25)
Subscribers equipment and installations	2 - 4
Property	25

 Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (between 5 to 10 years) of the improvements, whichever is shorter.

f.	Licenses and other intangible assets

(1)	Licenses costs and amortization (see also note 1(c)):

(a)
The licenses to operate cellular communication services were recognized at cost. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

(b)	Partner Land-line Communication solutions – limited partnership's license for providing fixed-line communication services is stated at cost.

The other licenses of the Group were received with no significant costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Licenses and other intangible assets (continued)

Change in an accounting estimate:

Management has updated an accounting estimate as follows: The estimated useful life of the cellular license was determined in the past to end by February 1, 2022. According to applicable law, the Company's cellular license may be extended for additional 6-year periods(*), subject to the requirements set in the license.

The MOC published a tender during 2019 for the award of frequencies, including frequencies for 5G services. Following the tender published, Management made an annual examination of the estimated useful life of the license in the fourth quarter of 2019 with the expectation that conditions necessary to obtain renewal of the license will be satisfied and that the cost of renewal will not be significant. The tender includes 2x30 MHz in the 700 MHz Band, 2x60 MHz in the 2,600MHz band and 300 MHz in the 3,500-3,800 MHz band. The frequencies in the 700 MHz band will be awarded for a period of 15 years and the rest of the frequencies offered in the tender will be awarded for a period of 10 years.

Based on Company's judgment described above, the Company expects that the license will be renewed at a high level of certainty: the Company estimates that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is high probability that the license will be extended for the additional term of 6 years. Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated for an additional period of 6 years(*), thereby ending on February 1, 2028(*).

The effect of these changes on the consolidated financial statements, in current and future years is as follows: the amortization expenses of the cellular license were reduced by NIS 15 million in the fourth quarter of 2019, and are expected to be reduced by an annual amount of approximately NIS 60 million in 2020 and 2021. See also note 4(1).

(*) It should be noted that the tender's documents include a draft amendment of the license that amends the additional extension periods from 6 years to 10 years. In case the amendment shall become final, the estimated useful life of the 2G and 3G frequencies will be revised to end by February 1, 2032.

The other licenses are amortized by the straight-line method over their useful lives (see note 1(c)) which exclude any ungranted possible future extensions that are not under the Group's control.

The amortization expenses are included in the cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (continued)

f.       Licenses and other intangible assets (continued)

(2)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Development costs, including employee costs, that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the capitalization criteria under IAS 38 are met. Other development expenditures that do not meet the capitalization criteria, such as software maintenance, are recognized as expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 10 years) using the straight-line method, see also note 11.

(3)	Customer relationships:

The Company has recognized as intangible assets customer relationships that were acquired in a business combination and recognized at fair value as of the acquisition date. Customer relationships are amortized to selling and marketing expenses over their estimated useful economic lives (5 to 10 years) based on the straight line method.

(4)	Capitalization of costs to obtaining customers contracts:

Costs of obtaining contracts with customers are recognized as assets when the costs are incremental to obtaining the contracts, and it is probable that the Group will recover these costs. The assets are amortized to selling and marketing expenses in accordance with the expected service period (mainly over 2-3 years), using the portfolio approach, see also notes 4(1) and 11. Other costs incurred that would arise regardless of whether a contract with a customer was obtained are recognized as an expense when incurred.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Deferred expenses - Right Of Use (ROU)

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions and right of use in PHI's assets are recognized at cost. The ROU with respect of fiber optic cables is presented as deferred expenses (current and non-current) and is amortized to cost of revenues on a straight line basis over a period beginning each acquisition of additional ROU in this framework and until 2030 (including expected contractual extension periods). See also notes 12 and 17(4). Until December 31, 2018 other costs of right to use PHI's assets are presented as deferred expenses and amortized on a straight line basis over the assets' useful lives, see note 9.

h.	Goodwill

Goodwill acquired in a business combination represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to a group of cash-generating units (CGUs) under the fixed line segment that is expected to benefit from the synergies of the combination. The group of CGUs represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. Any impairment is recognized immediately as an expense and is not subsequently reversed. See also note 13(1) with respect to impairment tests.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Impairment tests of non-financial assets with finite useful economic lives

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indications exist an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate.

An impairment loss recognized for an asset (or CGU) other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset's (or CGU's) recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset (or CGU) shall be increased to its recoverable amount. The increased carrying amount of an asset (or CGU) other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

j.	Financial instruments

From January 1, 2018 the Group applies IFRS 9 and classifies its financial instruments in the following categories: (1) amortized cost (AC), (2) at fair value through profit or loss (FVTPL: Financial liability at fair value (see note 15) and embedded derivatives), see note 3(1). The classification depends on the business model for managing the financial instruments and the contractual terms of the cash flows. See note 6(c) as to classification of financial instruments to the categories.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Financial assets are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current.

Financial liabilities are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. See also note 15.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (continued)

   j.       Financial instruments (continued)

(1)	FVTPL category:

Gains or losses arising from changes in the fair value of embedded derivative financial instruments and financial liability at fair value are presented in the income statement within "finance costs, net" in the period in which they arise. These financial instruments are classified into 3 levels based on their valuation method (see also notes 6(c), 6(a)(2)(c)):

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices).
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for financial liability at fair value.

 (2)   Amortized cost category:

The Group classifies its financial assets, such as trade receivables, at amortized cost only if both of the following criteria are met: (1) the asset is held within a business model whose objective is to collect the contractual cash flows, and (2) the contractual terms give rise to cash flows that are solely payments of principal and interest. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from trade receivables is included in the income statement under other income, net (see note 23) using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income/expense together with foreign exchange gains and losses. Impairment expenses (credit losses) are presented as separate line item in the statement of profit or loss.

Cash and cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use.

  Short term deposits, are deposits in commercial banks for periods of more than 3 months from date of deposit.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (continued)

j.     Financial instruments (continued)

Financial assets at amortized cost are presented net of impairment losses:

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired based on the expected credit loss model. The assets that are subject to the expected credit loss model are mainly the trade receivables. While cash and cash equivalents, short-term deposits and contract assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  For trade receivables and contract assets the Group applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance.

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and period of payments and period past due. The expected loss rates are based on the payment profiles of sales, and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables.

Financial liabilities, such as borrowings and notes payable, are initially recognized at fair value, net of transaction costs incurred, and subsequently measured at amortized cost. Any difference between the fair value (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Offsetting:

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when the Group has currently a legal enforceable right to offset the recognized amounts and has an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legal enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

PARTNER COMMUNIeCATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Employee benefits

  (i)  Post-employment benefits

1.	Defined contribution plan

According to Section 14 of the Israeli Severance Pay Law the Group's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Group pays fixed contributions into a separate and independent entity. The Group has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position. Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income when they are due.

2.     Defined benefit plan

Labor laws, agreements and the practice of the Group, require paying retirement benefits to employees dismissed or retiring in certain other circumstances (except for those described in 1 above), measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Group to pay retirement benefits is treated as a defined benefit plan.

The liability recognized in the statement of financial position in respect of the defined benefit plan is the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. According to IAS 19 employee benefits, the present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of deep market for high-quality corporate bonds.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan are charged or credited to finance costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

k.      Employee benefits (continued)

 (ii) Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably legally or constructively committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

 (iii) Short term employee benefits

1.  Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on an undiscounted basis.

2.   Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses based on consideration of individual performance and the Group's overall performance. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

3.   Other short term benefits

The Group recognized expenses for other short term benefits provided by the collective employment agreement (see also note 22(e)).

l.	Share based payments

The Group operates an equity-settled share-based compensation plan to its employees, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. Non-market vesting conditions are included among the assumptions used to estimate the number of options expected to vest. The total expense is recognized during the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated earnings.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliably estimated. See note 14.

(1)
In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlements amount that are expected to be incurred, if any. See also note 20.

(2)
The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs.

(3)
Provisions for equipment warranties include obligations to customers in respect of equipment sold. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues

The revenue recognition standard IFRS 15, Revenue from Contracts with Customers, and its clarifications ("IFRS 15", "The Standard") outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes IAS 18, Revenue, and IAS 11, Construction contracts (the "previous standards"). The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

1)	Identifying the contract with the customer.
2)	Identifying separate performance obligations in the contract.
3)	Determining the transaction price.
4)	Allocating the transaction price to separate performance obligations.
5)	Recognizing revenue when the performance obligations are satisfied.

(1) Identifying the contract with the customer

Two or more contracts entered into at or near the same time with the same customer (or related parties of the customer) are accounted for as a single contract if one or more of the following criteria are met:

a. The contracts are negotiated as a package with a single commercial objective;
b. The amount of consideration to be paid in one contract depends on the price or performance of the other contract;
c. The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation.

(2) Identifying performance obligations

The Group assesses the goods or services promised in the contract with the customer and identifies as performance obligation any promise to transfer to the customer one of the following:

(a)	Goods or services (or a bundle of goods or services) that are distinct; or
(b)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

Goods or services are identified as being distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the Group’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.  An option that grants the customer the right to purchase additional goods or services constitutes a separate performance obligation in the contract only if the options grant the customer a material right it would not have received without the original contract.

The performance obligations are mainly services, equipment and options to purchase additional goods or services that provide a material right to the customer.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (continued)

n.     Revenues (continued)

(3) Determining the transaction price

The transaction price is the amount of consideration that the Group expects to receive for the transfer of the goods or services specified in a contract with the customer, taking into account rebates and discounts, excluding amounts collected on behalf of third parties, such as value added taxes.

The transaction price is also adjusted for the effects of the time value of money if the contract includes a significant financing component (such as sales of equipment with non-current credit arrangements, mainly in 36 monthly installments) and for any consideration payable to the customer. The Group applies a practical expedient in the standard and does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the Group expects the period between customer payment and the transfer of goods or services to be one year or less. The financing component is recognized in other income-net over the period which is calculated according to the effective interest method. See also note 23 – unwinding of trade receivables and note 7(a).

(4) Allocating the transaction price to separate performance obligations

In a transaction that constitutes a revenue arrangement with multiple performance obligations, the transaction price is allocated to separate performance obligations based of their relative stand-alone selling prices.

(5) Satisfaction of performance obligations

The Group recognizes revenue when it satisfies performance obligations by transferring control over the goods or services to the customers.

Revenues from services and from providing rights to use the Group's assets, (see note 1(b)) (either month-by-month or long term arrangements) are recognized over time, as the services are rendered to the customers, since the customer receives and uses the benefits simultaneously , and provided that all other revenue recognition criteria are met.

Revenue from sale of equipment (see note 1(b)) is recognized at a point of time when the control over the equipment is transferred to the customer (mainly upon delivery) and all other revenue recognition criteria are met.

(6) Principal – Agent consideration

The Group determines whether it is acting as a principal or as an agent for each performance obligation. The Group is acting as a principal if it controls a promised good or service before they are transferred to a customer. Indicators for acting as a principal include: (1) the Group is primarily responsible for fulfilling the promise to provide the specified good or service, (2) the Group has inventory risk in the specified good or service and (3) the Group has discretion in establishing the price for the specified good or service. On the other hand, the Group is acting as an agent or an intermediary, if these criteria are not met. When the Group is acting as an agent, revenue is recognized in the amount of any fee or commission to which the Group expects to be entitled in exchange for arranging for the other party to provide its goods or services. A Group’s fee or commission might be the net amount of consideration that the Group retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party. The Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers; therefore the revenues recognized from these services are presented on a net basis in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (continued)

n.     Revenues (continued)

(7) Recognition of receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized when the control over the goods or services is transferred to the customer, and at the amount that is unconditional because only the passage of time is required before the payment is due. The Group holds the trade receivables with the objective to collect the contractual cash flows, and the contractual terms give rise to cash flows that are solely payments of principal and interest. Therefore they are subsequently measured at amortized cost using the effective interest method. See also note 7 and also note 6(a)(3) regarding trade receivables credit risk.

(8) Recognition of contract assets and contract liabilities

A contract asset is a Group’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the Group’s future performance).

A contract liability is a Group’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer; therefore the Group records contract liabilities for payments received in advance for services, such as transmission services and pre-paid calling cards, as deferred revenues until such related services are provided.

Contract assets and contract liabilities arising from the same contract are offset and presented as a single asset or liability.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (continued)

n.     Revenues (continued)

(9) Other practical expedients implemented:

The Group applies IFRS 15 practical expedient to the revenue model to a portfolio of contracts with similar characteristics if the Group reasonably expects that the financial statement effects of applying the model to the individual contracts within the portfolio would not differ materially.

The Group applies a practical expedient in the standard and measures progress toward completing satisfaction of a performance obligation and recognizes revenue based on billed amounts if the Group has a right to invoice a customer at an amount that corresponds directly with its performance to date; for which, or where the original expected duration of the contract is one year or less,  the Group also applies the practical expedient in the standard and does not disclose the transaction price allocated to unsatisfied, or partially unsatisfied, performance obligations, such as constrained variable consideration.

The Group applies in certain circumstances where the customer has a material right to acquire future goods or services and those goods or services are similar to the original goods or services in the contract and are provided in accordance with the same terms of the original contract, a practical alternative to estimating the stand-alone selling price of the customer option, and instead allocates the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration.

(10) Capitalization of contract costs

The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining contracts with customers, which in accordance with IFRS 15, are recognized as assets under certain conditions, see notes 2(f)(4), 11. Contract costs that were recognized as assets are presented in the statements of cash flows as part of cash flows used in investing activities.

(11) Use of judgments and estimates

Implementation of the accounting policy described above requires management to exercise discretion in estimates and judgments, see note 4.

        See additional information with respect to revenues in note 22(a).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Leases

Group as lessee:

Through December 31, 2018 the Group applied IAS 17 to account for leases whereby a significant portion of the risks and rewards of ownership were retained by the lessor were classified as operating leases. Therefore the Group's leases were primarily operating leases which were charged to income statements on a straight-line basis over the lease term, including extending options which were reasonably certain.

The Group has adopted IFRS 16 Leases retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The transition is disclosed in notes 3(a) and 19.

On adoption of IFRS 16 on January 1, 2019, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ and corresponding right-of-use assets. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

The Group applied the following practical expedients:

•
Non-lease components: practical expedient by class of underlying asset not to separate non-lease components (services) from lease components and, instead, account for each lease component and any associated non lease components as a single lease component.

•
Discount rate: The lease payments are discounted using the lessee’s incremental borrowing rate, since the interest rate implicit in the lease cannot be readily determined. The lessee’s incremental borrowing rate is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. However, the Group is using the practical expedient of accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment). The discount rates were estimated by management with the assistance of an independent external expert.

•	Low-value leases: The low-value leases practical expedient is applied and these leases are recognized on a straight-line basis as expense in profit or loss.

The practical expedient for short-term leases is not applied.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

  o.      Leases (continued)

Group as lessee (continued):

Lease liabilities measurement:
Lease liabilities were initially measured on a present value basis of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate (such as CPI)
•	amounts expected to be payable by the lessee under residual value guarantees
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option (see also note 4(7)), and
•	lease payments (principal and interest) to be made under reasonably certain extension options (see also note 4(7))

The lease liability is subsequently measured according to the effective interest method, with interest costs recognized in the statement of income as incurred. The amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group is exposed to potential future changes in lease payments based on linkage to the CPI index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are presented in the statement of cash flows under the cash used in financing activities. Lease payments are allocated between principal and finance cost. The finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets measurement:
Right-of-use assets were measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made at or before the commencement date less any lease incentives received
•	any initial direct costs (except for initial application), and
•	restoration costs

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term (including reasonably certain extension periods) on a straight-line basis, and adjusted for any remeasurements of lease liabilities. As of the adoption date of IFRS 16, the average remaining amortization period is as follows: Cell sites 4.5 years, buildings 6 years, vehicles 2 years. The right-of-use assets are also subject to impairment, see note 2(i).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

             o.      Leases (continued)

Group as lessor:
The cellular segment and the fixed-line segment also include leasing of telecommunications, audio visual and related devices (see note 1(b)). Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting IFRS 16.

p.	Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between that tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from initial recognition of goodwill. Deferred income tax is determined using the tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 25.Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –   SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Share capital

Ordinary shares are classified as equity.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote. See also note 21(a).

r.	Earnings Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees, see note 21(b). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see also note 27).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1) The following relevant new standards, amendments to standards or interpretations have been issued, and were effective for the first time for financial periods beginning on or after January 1, 2019.

(a) IFRS 16, Leases. It results in almost all leases, where the Group is the lessee, being recognized on the balance sheet, as the distinction between operating and finance leases is removed for lessees. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay lease payments are recognized on the statement of financial position. The only exceptions for lessees are short-term (not applied) and low-value leases (applied) which are recognized on a straight-line basis as expense in profit or loss. The statement of income is also affected because operating expense is replaced with interest and depreciation. Operating cash flows is higher as cash payments of the lease liability are classified within financing activities. The accounting for lessors did significantly change and therefore the Group did not need to make any adjustments to the accounting for assets held as lessor under operating leases as a result of the adoption of IFRS 16. The main lease contracts that affected the financial statements are operating leases where the Group leases offices, retail stores and service centers, cell sites, and vehicles, see also notes 2(o), 4(7) and 19.

Transition to IFRS 16:
The Group applied the standard from its mandatory adoption date January 1, 2019. The Group applied the simplified transition approach and did not restate comparative amounts for the year prior to first adoption. Right-of-use assets for certain property leases were measured on transition as if the new rules had always been applied. All other right-of-use assets were measured at the amount equal to the lease liability on adoption (adjusted for any prepaid or accrued lease expenses, dismantling and restoring obligations).

As of the transition date, the group applied the following practical expedients:

•
the lease liability was measured for leases previously classified as an operating leases under IAS 17 at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of initial application;

•
accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment);

•
rely on its assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review;

•
not reassess whether a contract is, or contains, a lease at the date of initial application, and therefore IFRS 16 was not applied to contracts that were not previously identified as containing a lease.

•	initial direct costs were excluded from the measurement of the right-of-use asset at the date of initial application;
•	use hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1) The following relevant new standards, amendments to standards or interpretations have been issued, and were effective for the first time for financial periods beginning on or after January 1, 2019 (continued):

(a) IFRS 16, Leases (continued):

Quantitative information with respect to transition to IFRS16:
The tables below summarize the effects of IFRS 16 on the consolidated statement of financial position as at January 1, 2019 and on the consolidated statements of income and cash flows for the year for the year ended December 31, 2019. The weighted average lessee's incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 2.43%. See also note 19.

Effect of change on consolidated statement of financial position:

	New Israeli Shekels in millions
	As at January 1, 2019
	Previous accounting policy	Effect of change	According to IFRS16 as reported
Non-current assets - Lease – right of use	-	656	656
Non-current assets - Deferred income tax asset	38	6	44

Current liabilities - Lease liabilities	-	137	137
Non-current liabilities - Lease liabilities	-	546	546
Equity	1,406	(21)	1,385

Measurement of lease liability as of January 1, 2019:

New Israeli Shekels in millions
Operating lease commitments (undiscounted) disclosed as at December 31, 2018	372
Discounted using the lessee's incremental borrowing rate as of the date of initial application	328
Group's share in PHI's lease liability (see note 9)	355
Lease liability recognized as at January 1, 2019	683
Of which are:
Current lease liabilities	137
Non-current liabilities	546

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1) The following relevant new standards, amendments to standards or interpretations have been issued, and were effective for the first time for financial periods beginning on or after January 1, 2019 (continued):

 (b) Annual Improvements to IFRS Standards 2015-2017 Cycle amended IFRS 11 Joint arrangements and clarified that the party obtaining joint control of a business that is a joint operation should not remeasure its previously held interest in the joint operation. The amendment is effective from January 1, 2019. See note 9 with respect to change in PHI's governance at the beginning of January 2019 and that from then the Company accounts for its rights in the assets of PHI and obligations for the liabilities and expenses of PHI as a joint operation, recognizing its share (50%) in the assets, liabilities, and expenses of PHI, instead of the equity method.

(c) Interpretation 23 Uncertainty over Income Tax Treatments, The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. The amendment is effective from January 1, 2019. Its effect on the financial statements was not material.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

 Critical accounting estimates and assumptions

(1)	Assessing the useful lives of non-financial assets:

The useful economic lives of the Group's non-financial assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f).

Change in accounting estimate: The Company has made an annual examination of the estimated useful life of the license. Based on Company's judgment described above, the Company expects that the license will be renewed at a high level of certainty: the Company estimates that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is high probability that the license will be extended for an the additional term of 6 years(*). Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated for an additional period of 6 years(*), thereby ending on February 1, 2028(*).  The effect of these changes on the consolidated financial statements, in current and future years is as follows: the amortization expenses of the cellular license were reduced by NIS 15 million in the fourth quarter of 2019, and are expected to be reduced by an annual amount of approximately NIS 60 million in 2020 and 2021. See also notes 2(f)(1) and note 11.

(*) It should be noted that the MOC's frequencies tender's documents include a draft amendment of the license that amends the additional extension periods from 6 years to 10 years. In case the amendment shall become final, the estimated useful life of the 2G and 3G frequencies will be revised to end by February 1, 2032.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

  Critical accounting estimates and assumptions (continued)

(2)	Assessing the recoverable amount for impairment tests of assets with finite useful lives:

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the Cash Generating Unit (CGU). See also note 2(i).

No indicators for an impairment or reversal of impairment of assets with finite useful lives were identified in 2019.

Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i).

Continued increases in the level of competition for cellular and fixed-line services may bring further downward pressure on prices which may require us to perform further impairment tests of our assets. Such impairment tests may lead to recording additional significant impairment charges, which could have a material negative impact on our operating and profit.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

  Critical accounting estimates and assumptions (continued)

(3)        Assessing the recoverable amount of goodwill for impairment tests:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed-line segment to which goodwill has been allocated has been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2017, 2018 and 2019 the recoverable amount was assessed by management with the assistance of external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December 31, 2019 test were as follows:

Terminal growth rate	1.0%
After-tax discount rate	8.0%
Pre-tax discount rate	9.6%

The impairment test as of December 31, 2019 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized with respect to goodwill in 2017, 2018 and 2019.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2017, 2018 and 2019 was approximately 23%, 21% and 42% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2019 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 8% (7.2% to 8.8%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

  Critical accounting estimates and assumptions (continued)

(4)	Assessing impairment of financial assets:

The allowance for credit losses for financial assets is based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.  Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively, grouped based on shared credit risk characteristics and the days past due.

From January 1, 2018, upon the implementation of IFRS 9 the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  For trade receivables and contract assets with and without significant financing components, the Group applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and period past due.  The expected loss rates are based on the payment profiles of sales, and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables. See notes 7, 6(a)(3), 2(j), 3(1).

(5)	Considering uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(p) and note 25.

(6)	Considering the likelihood of contingent losses and quantifying possible legal settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the best estimate of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates. See notes 2(m), 14 and 20.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

  Critical accounting estimates and assumptions (continued)

(7)	Determining leases term and discount rate:

Commencing January 1, 2019 the Group implements IFRS 16 Leases. See also note 2(o), note 3 and note 19.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Management determined that most extension options are reasonably certain to be exercised and termination options are reasonably certain not to be exercised. The assessment of reasonable certainty is only revised if a significant event or significant changes in circumstances occur, which affects this assessment, and that is within the control of the lessee.

The lease payments are discounted using the lessee’s incremental borrowing rate, since the interest rate implicit in the lease cannot be readily determined. The lessee’s incremental borrowing rate is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. However, the Group is using the practical expedient of accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio, and using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment). The discount rates were estimated by management with the assistance of an independent external expert.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –   SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2019*
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,783	777		2,560
Inter-segment revenue - Services	15	148	(163)
Segment revenue - Equipment	571	103		674
Total revenues	2,369	1,028	(163)	3,234

Segment cost of revenues - Services	1,367	810		2,177
Inter-segment cost of revenues- Services	147	16	(163)
Segment cost of revenues - Equipment	464	66		530
Cost of revenues	1,978	892	(163)	2,707
Gross profit	391	136		527

Operating expenses (3)	334	134		468
Other income, net	20	8		28
Operating profit	77	10		87
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	542	209
–Other (1)	16	(1)
Segment Adjusted EBITDA (2)	635	218

New Israeli Shekels
Year ended December 31, 2019*
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	853
Depreciation and amortization	(751)
Finance costs, net	(68)
Income tax expenses	**
Other (1)	(15)
Profit for the year	19

*     See Note 2(o) regarding the adoption of IFRS16, Leases. For 2019 the impact of the adoption of IFRS 16 was an increase of NIS 141 million in the cellular segment Adjusted EBITDA and an increase of NIS 16 million in the fixed-line segment Adjusted EBITDA.
**   Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –   SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2018
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,827	697		2,524
Inter-segment revenue - Services	16	155	(171)
Segment revenue - Equipment	643	92		735
Total revenues	2,486	944	(171)	3,259

Segment cost of revenues - Services	1,435	696		2,131
Inter-segment cost of revenues- Services	154	17	(171)
Segment cost of revenues - Equipment	509	60		569
Cost of revenues	2,098	773	(171)	2,700
Gross profit	388	171		559

Operating expenses (3)	343	128		471
Other income, net	23	5		28
Operating profit	68	48		116
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	442	150
–Other (1)	14
Segment Adjusted EBITDA (2)	524	198

New Israeli Shekels
Year ended December 31, 2018
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	722
Depreciation and amortization	(592)
Finance costs, net	(53)
Income tax expenses	(7)
Other (1)	(14)
Profit for the year	56

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –  SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2017
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,960	622		2,582
Inter-segment revenue - Services	18	155	(173)
Segment revenue - Equipment	610	76		686
Total revenues	2,588	853	(173)	3,268

Segment cost of revenues - Services	1,470	613		2,083
Inter-segment cost of revenues- Services	154	19	(173)
Segment cost of revenues - Equipment	490	54		544
Cost of revenues	2,114	686	(173)	2,627
Gross profit	474	167		641

Operating expenses (3)	367	98		465
Income with respect to settlement
agreement with Orange	108			108
Other income, net	29	2		31
Operating profit	244	71		315
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	445	135
–Other (1)	21	1
Segment Adjusted EBITDA (2)	710	207

New Israeli Shekels
Year ended December 31, 2017
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	917
Depreciation and amortization	(580)
Finance costs, net	(180)
Income tax expenses	(21)
Other (1)	(22)
Profit for the year	114

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –  SEGMENT INFORMATION (continued)

(1)	Mainly amortization of employee share based compensation.
(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.

(3)	Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group did not enter into hedging transactions in 2017, 2018 or 2019.

1. Risk Management

Risk management is carried out by the financial division under policies and/or directions resolved and approved by the audit committee and the board of directors.

2. Market risks

(a)   Description of market risks

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI). See also note 19.

Furthermore, the Group's notes payable bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2019 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 3 million.

Foreign exchange risk

The Group's operating profit and cash flows are exposed to currency risk, mainly due to trade receivables and trade payables denominated in USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.       Financial risk factors (continued)

2. Market risks (continued)

   (a)     Description of market risks (continued)

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2019	NIS 3.456	NIS 3.878	224.67 points
2018	NIS 3.748	NIS 4.292	223.33 points
2017	NIS 3.467	NIS 4.153	221.57 points
Increase (decrease) during the year:
2019	(7.8)%	(9.6)%	0.6%
2018	8.1%	3.3%	0.8%
2017	(9.8)%	2.7%	0.4%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:

An increase (decrease) of 2% in the CPI as at December 31, 2019 would have decreased (increased) equity and profit by NIS 10 million, for the year ended December 31, 2019, assuming all other variables remain constant. At December 31, 2018 the company had no material liabilities linked to the CPI.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2018 and 2019 would have decreased (increased) equity and profit by NIS 3 million and NIS 5 million, for the years ended December 31, 2018 and 2019 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.      Financial risk factors (continued)

2. Market risks (continued)

  (b)    Analysis of linkage terms of financial instruments balances

	December 31, 2019
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS unlinked	Linked to the CPI	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	35		264		299
Short term deposits			552		552
Trade receivables**	45	12	567		624
Other receivables			15		15

Non- current assets
Trade receivables			250		250
Total assets	80	12	1,648	-	1,740

Current liabilities
Current maturities of notes payable and
borrowings			366		366
Trade payables**	194	12	493	17	716
Payables in respect of employees			79		79
Other payables			12		12
Lease liabilities	1			130	131

Non- current liabilities
Notes payable			1,276		1,276
Borrowings from banks			138		138
Financial liability at fair value			28		28
Lease liabilities	3			483	486
Total liabilities	198	12	2,392	630	3,232

In or linked to foreign currencies
New Israeli Shekels in millions
**Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	126
Set-off	(69)
Trade receivables, net	57

Trade payables gross amounts	275
Set-off	(69)
Trade payables, net	206

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.      Financial risk factors (continued)

2. Market risks (continued)

  (b)    Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2018
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS unlinked	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	*	*	416	416
Trade receivables**	54	14	588	656
Other receivables			11	11

Non- current assets
Trade receivables			260	260
Total assets	54	14	1,275	1,343

Current liabilities
Current maturities of notes payable and
borrowings			161	161
Trade payables**	126	14	571	711
Payables in respect of employees			73	73
Other payables			1	1

Non- current liabilities
Notes payable			1,012	1,012
Borrowings from banks			191	191
Total liabilities	126	14	2,009	2,149
* Representing an amount of less than 1 million.

In or linked to foreign currencies
New Israeli Shekels in millions
**Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	141
Set-off	(73)
Trade receivables, net	68

Trade payables gross amounts	213
Set-off	(73)
Trade payables, net	140

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.      Financial risk factors (continued)

2.   Market risks (continued)

(c)  Details regarding financial liability at fair value

The notional amounts of financial liability at fair value (see note 15 (5)) with respect to Notes series G option warrants as at December  31, 2019 is NIS 201 million. The following table describes the changes in the liability during 2019:

New Israeli Shekels in millions

Balance as at January 1, 2019	-
Issuance	37
Finance costs	7
Exercise	(16)
Balance as at December 31, 2019	28

3.    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, from cash and cash equivalents, short-term deposits and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. The impairment requirements are based on an expected credit loss model that replaces the IAS 39 incurred loss model. Accordingly, the financial statements include appropriate allowances for expected credit losses. See also note 2(j)(2) and note 4(4).

The face amount of financial assets represents the maximum credit exposure, see note 6(c).

The cash and cash equivalents and short-term deposits are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at ilAAA/stable.

Short term deposits are unlinked, were deposited for periods of between 6 months to 18 months, and bear annual fixed interest of between 0.5% and 1.0%.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.      Financial risk factors (continued)

4.     Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses and financial obligations.

Maturities of financial liabilities as of December 31, 2019:

	2020	2021	2022	2023 to 2024	2025 and thereafter	Total
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series D	109	109				218
Notes payable series F	204	204	204	409		1,021
Notes payable series G			35	70	245	350
Borrowing P	30	30	29			89
Borrowing Q	23	23	23	33		102
Expected interest payments of
long term borrowings and notes
payables	41	33	27	34	24	159
Lease liabilities (undiscounted)	141	118	99	165	162	685
Trade and other payables	800					800
Total	1,348	517	417	711	431	3,424

Trade payables as of December 31, 2019 include balances in respect of reverse factoring of NIS 41 million that are due between January 2020 and March 2020.

See note 15 in respect of borrowings and notes payable.

b.     Capital risk management

Credit rating: According to Standard & Poor's Maalot ("S&P Maalot") credit rating, of August 5, 2019, S&P Maalot has reaffirmed the Company's ilA+ credit rating and updated the Company's rating outlook to “Negative”.

See note 15(6) regarding financial covenants.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c.	Fair values of financial instruments

As detailed in note 2(j) the financial instruments are categorized as following:

Fair Value through Profit or Loss (FVTPL); Amortized Cost (AC). See also note 15 in respect of borrowings and notes payable and note 7 with respect to trade receivables.

The financial instruments that are categorized FVTPL are mandatorily measured at FVTPL are derivative financial instruments and financial liability at fair value. Their fair values are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. All significant inputs in this technique are observable market data and rely as little as possible on entity specific estimates, see also note 6(a)(2)(c).

There were no transfers between fair value levels during the year.

Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2018			December 31, 2019
	Category	Carrying amount	Fair value	Interest rate used (***)	Carrying amount	Fair value	Interest rate used (***)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	AC	416	416		299	299
Short term deposits	AC				552	552
Trade receivables	AC	916	916	4.52%	874	876	4.00%
Other receivables (**)	AC	11	11		16	16
Liabilities
Notes payable series D	AC	327	332	Market quote	218	219	Market quote
Notes payable series F	AC	794	786	Market quote	1,021	1,040	Market quote
Notes payable series G	AC				350	383	Market quote
Financial liability at fair value	FVTPL
	Level 3				28	28
Trade and other payables (**)	AC	785	785		800	800
Borrowing P	AC	118	120	1.54%	89	90	1.42%
Borrowing Q	AC	125	127	2.05%	102	105	1.42%
Lease liabilities	AC				617	623	2.12%
Derivative financial instruments	FVTPL
	Level 2	*	*		*	*

(*)      Representing an amount of less than NIS 1 million.
(**)    The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.
(***)  The fair values of the notes payable quoted market prices at the end of the reporting period are within level 1 of the fair value hierarchy. The fair values of other instruments under AC categories were calculated based on observable weighted average of interest rates derived from quoted market prices of the Group's notes payable and bank quotes of rates of similar terms and nature, are within level 2 of the fair value hierarchy.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –   TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2018	2019
	In millions
Trade (current and non-current)	1,130	1,061
Deferred interest income (note 2(n))	(26)	(25)
Allowance for credit loss	(188)	(162)
	916	874
Current	656	624
Non – current	260	250

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (13-36 monthly payments (mainly 36)). The amount is computed on the basis of the interest rate relevant at the date of the transaction (2018: 4.22% - 4.53%) (2019: 4.00% - 4.66%).

See also note 2(j) and note 4(4).

(b)	Impairment of financial assets:

The changes in the allowance for credit losses for the years ended December 31, 2017, 2018 and 2019 are as follows:

	New Israeli Shekels
	Year ended
	2017	2018	2019
	In millions
Balance at beginning of year	190	193	188
Receivables written-off during the year as
uncollectible	(49)	(35)	(44)
Charge or expense during the year*	52	30	18
Balance at end of year	193	188	162

(*) Equivalent to net impairment losses on financial and contract assets, as presented in the statement of income as Credit losses.

See note 6(a)(3) regarding trade receivables credit risk.

Allowance for credit losses resulting from services provided under operating lease are not separately disclosed due to immateriality.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –   TRADE RECEIVABLES (continued)

(b)    Allowance for credit losses (continued)

The aging of gross trade receivables and their respective allowance for credit losses as at December 31, 2018 and 2019 were as follows:

	New Israeli Shekels			New Israeli Shekels
	December 31, 2018			December 31, 2019
	In millions			In millions
	verage expected loss rate	Gross	Allowance	Average expected loss rate	Gross	Allowance
Not passed due	2%	900	19	2%	860	20
Less than one year	56%	94	53	54%	107	58
More than one year	85%	136	116	89%	94	84
		1,130	188		1,061	162

NOTE 8 –   INVENTORY

	New Israeli Shekels
	December 31
	2018	2019
	In millions
Handsets and devices	60	73
Accessories and other	6	10
Spare parts	23	26
ISP modems, routers, servers and related equipment	9	15
	98	124

Write-offs recorded	4	6
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	586	539
Cost of inventory used as fixed assets	8	24

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –   INVESTMENT IN PHI

Network sharing agreement and right of use

On November 8, 2013 the Company and Hot Mobile Ltd. ("Hot Mobile") (together: "the Parties") entered into a 15-year network sharing agreement (“NSA”), which was approved by the Antitrust Commissioner , subject to certain conditions, and by the Ministry of Communications. Pursuant to the NSA, the Parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (hereinafter "PHI"), which operates and develops a radio access network shared by the Parties, starting with a pooling of the Parties radio access network infrastructures creating a single shared pooled radio access network (the "Shared Network"). The Parties also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership.

In February 2016, HOT Mobile exercised its option under the NSA to advance the payment date of a onetime amount of NIS 250 million ("Lump Sum"), which was received by the Group in 2016. Therefore in accordance the NSA from April 2016 onward (i) each party bears half of the expenditures relating to the Shared Network, and (ii) the bearing of the operating costs of the Shared Network is according to a pre-determined mechanism, according to which one half of the operating costs is shared equally by the Parties, and one half is divided between the Parties according to the relative volume of traffic consumption of each party in the Shared Network (the "Capex-Opex Mechanism"). The Lump Sum is treated by the Group as payments for rights of use of the Group's network and therefore recognized as deferred revenue which is amortized to revenues in the income statement over a period of eight years, which is determined to be the shorter of the expected period of the arrangement or the expected life of the related assets, see note 22(a).

The NSA term will be automatically extended for consecutive terms of five years each, unless either party provided the other party with prior notice of at least two years prior to the commencement of the respective extended term. At any time after the eighth anniversary of the NSA's effective date (i.e. following April  2023), either party may provide the other party with two years termination notice, and terminate the NSA, without cause, effective as of the end of the said two-year period. On the expiry of the NSA, other than following a material breach, the Parties shall divide the network between themselves according to a mechanism provided by the NSA, based on the Parties then-respective interests in PHI, with priority that each party shall first receive its own assets.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –   INVESTMENT IN PHI (continued)

The associates of the Group as of December 31, 2018, of which the Group holds 50% of ownership interests are: P.H.I. Networks (2015) Limited Partnership ("PHI"), and Net 4 P.H.I Ltd. (see also note 2(c)(2)). Both are incorporated and operate in Israel. As of December 31, 2018 the board of directors of Net 4 P.H.I Ltd. consisted of 3 directors nominated by the Company, 3 directors nominated by Hot Mobile and one independent director who acts as a chairman. Net 4 P.H.I Ltd controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method. Set out below is summarized financial information for the associates.

As at December 31, 2018
PHI's accounts 100%:	NIS in millions
Current assets	137
Non-current assets	312
Current liabilities	135
Non-current liabilities	312
Net assets	2

Supplemental information relating to associates:
Commitments for operating leases and operating
expenses	781
Commitments to purchase fixed assets	6
Guarantees made to third parties	1

Year ended December 31, 2018
PHI's accounts 100%:	NIS in millions
Summarized statement of income
Revenue	495
Pre-tax Profit	-
After-tax profit	-
Total comprehensive income	-

Reconciliation to carrying amount:
Opening net assets of PHI	2
Profit for the period	-
Closing net assets of PHI	2
Carrying amount in PHI's net assets: Group's share (50%)	1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –   INVESTMENT IN PHI (continued)

Balances and transactions with PHI – related party:

	New Israeli Shekels
	Year ended December 31
	2017	2018
	In millions
Cost of revenues	45	70

	New Israeli Shekels
	December 31,
	2017	2018
	In millions
Deferred expenses - Right of use	95	131
Current assets (liabilities)	(43)	(51)
Non-current investment in PHI	1	1
Other non-current assets (liabilities)	(7)	(14)

The Company provided a guarantee to PHI's debt in an amount of NIS 50 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –   INVESTMENT IN PHI (continued)

Change in PHI's governance

At the beginning of January 2019 an amendment to the NSA agreement between the Company and Hot Mobile was signed and communicated to the MoC and Anti-trust regulator which, among other things, cancelled the position of the independent director mentioned above who acted as a chairman, and no consideration was transferred between the Parties in relation to this matter. The amendment did not change ownership shares, nor the CAPEX-OPEX mechanism described above. As a result of the amendment the control over PHI thereafter is borne 50-50 by the Company and Hot Mobile, each nominates an equal number of directors (3 directors). Since, thereafter, decisions about the Relevant Activities of PHI require the unanimous consent of the Parties, PHI is considered a joint arrangement controlled by the Company and Hot Mobile (joint control).

The activities of the joint arrangement are primarily designed for the provision of output to the Parties. The joint arrangement terms give the Parties rights to the assets, and obligations for the liabilities and expenses of PHI. Furthermore the Parties have rights to substantially all of the economic benefits of PHI's assets. PHI's liabilities are in substance satisfied by the cash flows received from the Parties, as the Parties are substantially the source of cash flows contributing to the continuity of the operations of PHI. Starting January 1, 2019 the Company accounts for its rights in the assets of PHI and obligations for the liabilities and expenses of PHI as a joint operation, recognizing its share in the assets, liabilities, and expenses of PHI, instead of the equity method. Starting January 1, 2019 payments with respect to rights to use PHI's fixed assets (see note 2(g)) are presented in the statement of cash flows as cash used in investing activities instead of cash payments for deferred expenses used in operating activities.

The following table presents the Company's share (50%) in PHI's statement of financial position items that are consolidated to the financial statements as the Company’s share in a joint operation:

	New Israeli Shekels in millions
	January 1, 2019
	Company's share (50%) in PHI's accounts**	Intercompany elimination	Total
CURRENT ASSETS
Cash and cash equivalents	*		*
Current assets	69	(62)	7

NON CURRENT ASSETS
Property and equipment and intangible assets	142		142
Lease – right of use	355		355

CURRENT LIABILITIES
Current borrowings from banks	13		13
Trade payables and other current liabilities	55		55
Lease liabilities	65		65

NON CURRENT LIABILITIES
Lease liabilities	290		290
Deferred revenues	142	(142)	-

EQUITY	1	(1)	-

*   Representing an amount of less than NIS 1 million.
** Certain intercompany balances were eliminated in the presentation of Company's share in PHI's accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Subscribers equipment and installations	Property, leasehold improvements, furniture and equipment	Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2017	2,003	207	508	29	134	2,881
Additions in 2017	55	7	97	109	6	274
Disposals in 2017	165	60	1		3	229
Balance at December 31, 2017	1,893	154	604	138	137	2,926

Additions in 2018	48	11	122	146	10	337
Disposals in 2018	322	17	11	4	24	378
Balance at December 31, 2018	1,619	148	715	280	123	2,885

Share in PHI P&E included as of Jan 1, 2019	171	2				173
Additions in 2019	91	3	146	172	6	418
Disposals in 2019	193	12	1	8	7	221
Balance at December 31, 2019	1,688	141	860	444	122	3,255

Accumulated depreciation
Balance at January 1, 2017	1,224	146	218	7	79	1,674
Depreciation in 2017	204	22	36	24	15	301
Disposals in 2017	165	60	1		3	229
Balance at December 31, 2017	1,263	108	253	31	91	1,746

Depreciation in 2018	174	13	39	66	12	304
Disposals in 2018	321	17	11	3	24	376
Balance at December 31, 2018	1,116	104	281	94	79	1,674

Share in PHI P&E included as of Jan 1, 2019	33	1				34
Depreciation in 2019	170	13	45	99	9	336
Disposals in 2019	192	11	1	8	7	219
Balance at December 31, 2019	1,127	107	325	185	81	1,825

Carrying amounts, net

At December 31, 2017	630	46	351	107	46	1,180
At December 31, 2018	503	44	434	186	44	1,211
At December 31, 2019	561	34	535	259	41	1,430

For depreciation and amortization presentation in the statement of income see note 22.

	New Israeli Shekels
	Year ended December 31
	2017	2018	2019
	In millions
Cost additions include capitalization of salary and employee related expenses	33	38	39

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INTANGIBLE AND OTHER ASSETS

Intangible assets with finite economic useful lives:
	Licenses	Costs of obtaining contracts with customers(2)	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(1)	Total
	New Israeli Shekels in millions
Cost
At January 1, 2017	2,123	-	73	276	13	634	3,119
Transition to IFRS 15(2)		2			(13)		(11)
Additions in 2017		84				59	143
Disposals in 2017			73			128	201
At December 31, 2017	2,123	86	-	276	-	565	3,050
Additions in 2018		91	3			68	162
Disposals in 2018		2				141	143
At December 31, 2018	2,123	175	3	276	-	492	3,069
Share in PHI's accounts included as of Jan 1, 2019						5	5
Additions in 2019		95		6		59	160
Disposals in 2019						61	61
At December 31, 2019	2,123	270	3	282	-	495	3,173

Accumulated amortization
At January 1, 2017	1,676	-	62	237	11	340	2,326
Transition to IFRS 15(2)					(11)		(11)
Amortization in 2017	88	15	11	18		107	239
Disposals in 2017			73			128	201
At December 31, 2017	1,764	15	-	255	-	319	2,353
Amortization in 2018	88	49		18		86	241
Disposals in 2018		2				140	142
At December 31, 2018	1,852	62	-	273	-	265	2,452
Share in PHI's accounts included as of Jan 1, 2019						2	2
Amortization in 2019(3)	73	79	*	2		87	241
Disposals in 2019						60	66
At December 31, 2019	1,925	141	*	275	-	294	2,635

Carrying amounts, net
At December 31, 2017	359	71	-	21	-	246	697
At December 31, 2018	271	113	3	3	-	227	617
At December 31, 2019	198	129	3	7	-	201	538

 * Representing an amount of less than 1 million.

	New Israeli Shekels
	Year ended December 31
	2017	2018	2019
	In millions
(1) Cost additions include capitalization of salary and employee related expenses	44	54	57

 (2) See adoption of IFRS 15 Revenues from Contracts with Customers in note 2(n) and note 2(f)(4).

 (3) Change in accounting estimate: the useful life of the cellular license was extended to end by February 1, 2028, see notes 2(f)(1) and 4(1).

For depreciation and amortization in the statement of income see note 22.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2017	516
Additional payments in 2017	113
Balance at December 31, 2017	629
Additional payments in 2018	107
Balance at December 31, 2018	736
Share in PHI's accounts included as of Jan 1, 2019	(169)
Additional payments in 2019	51
Balance at December 31, 2019	618

Accumulated amortization and impairment
Balance at January 1, 2017	413
Amortization in 2017	40
Balance at December 31, 2017	453
Amortization in 2018	47
Balance at December 31, 2018	500
Share in PHI's accounts included as of Jan 1, 2019	(38)
Amortization in 2019	28
Balance at December 31, 2019	490

Carrying amount, net at December 31, 2017	176

Carrying amount, net at December 31, 2018	236
Current	51
Non-current	185

Carrying amount, net at December 31, 2019	128
Current	26
Non-current	102

See also note 2(g) and note 17(4).

The amortization and impairment charges are charged to cost of revenues in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – IMPAIRMENT TESTS

(1)	Goodwill impairment tests in the fixed-line segment

Goodwill in the fixed-line segment is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests in the fixed-line segment as of December 31, 2017, 2018 and 2019 the recoverable amount was assessed by management with the assistance of an external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2017	2018	2019
Terminal growth rate	0.9%	1.0%	1.0%
After-tax discount rate	9.3%	9.5%	8%
Pre-tax discount rate	11.2%	11.5%	9.6%

The impairment tests in the fixed-line segment as of December 31, 2017, 2018 and 2019 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2017, 2018 and 2019. See also note 4(3) and note 2(h).

(2)	Impairment tests of assets with finite useful lives

No indicators for impairment or reversal of impairment of assets with finite useful lives were identified in 2017, 2018 and 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – PROVISIONS

	Legal claims (see note 20)	Equipment warranty	Dismantling and restoring sites obligation	Group's share in PHI's provisions (see note 9)
	New Israeli Shekels in millions
Balance as at January 1, 2019	62	2	13	14
Share in PHI's accounts included as of January 1, 2019			14	(14)
Additions during the year	3	3	*
Finance costs			*
Decrease during the year	(23)	(4)	(4)
Balance as at December 31, 2019	42	1	23	-
Non-current			23	-
Current	42	1

Balance as at December 31, 2018	62	2	13	14
Non-current			13	14
Current	62	2

*   Representing an amount of less than NIS 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE

(1)	Borrowings and Notes Payable

The Group's long term debt as of December 31, 2019 consists of borrowings from leading Israeli commercial banks and notes payable. The Group may, at its discretion, execute an early repayment of the borrowings, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the early repayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the early repayment date.

The notes payable are unsecured, non-convertible and listed for trade on the TASE.
The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2019:

Annual interest rate
Notes payable series D	'Makam'(*) plus 1.2%
Notes payable series F (**)	2.16% fixed
Notes payable series G (***)	4% fixed
Borrowing P (received in 2017)	2.38% fixed
Borrowing Q (received in 2017)	2.5% fixed

(*)      'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the Government of Israel. The interest is updated on a quarterly basis.

The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2019 to December 30, 2019 was 1.398%.

 (**)   See also note 15 (2) and 15 (4).
 (***) See also note 15 (2) and 15 (5).

See note 6(a)(4) as to the balances and maturities of the borrowings and the notes payable.
See note 6(c) as to the fair value of the borrowings and the notes payable.
See note 15(6) regarding financial covenants.

As of December 31, 2019, PHI has a short term credit facility with a leading Israeli commercial bank in the amount of NIS 100 million. The Group's share in this facility is 50%. The facility is restricted for use by PHI only. As of December 31, 2019 no funds were drawn from this facility.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(1)	Borrowings and Notes Payable (continued):

The following table details the changes in financial liabilities, including cash flows from financing activities:

		Movements in 2019
			Non cash movements
	As at December 31, 2018	Cash flows used in financing activities, net	Share in PHI's accounts included as at Jan. 1, 2019	Adoption of IFRS 16 as at Jan. 1, 2019	CPI adjustments and other	Against lease ROU asset	As at December 31, 2019
Current borrowings		(13)	13
Non-current borrowings, including current maturities	243	(52)					191
Notes payable, including current maturities	1,123	453			13		1,589
Financial liability at fair value		37			(9)		28
Interest payable	*	(37)			45		8
Lease liability		(159)		683	20	73	617
	1,366	229	13	683	69	73	2,433

		Movement in 2018
	As at December 31, 2017	Cash flows used in financing activities, net	Non cash movements	As at December 31, 2018
			CPI adjustments and other finance costs
	New Israeli Shekels in millions
Non-current borrowings, including current maturities	625	(382)		243
Notes payable, including current maturities	1,298	(174)	(1)	1,123
Interest payable	21	(69)	48	*
	1,944	(625)	47	1,366

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – BORROWINGS AND NOTES PAYABLE (continued)

(2)	Notes payable issuance

In December 2018, following an agreement from September 2017 with certain Israeli institutional investors, the Company expanded Series F Notes in a principal amount of NIS 150 million under the same conditions of the original series.

In January 2019, the Company issued a new Series G Notes, in a principal amount of NIS 225 million, payable as follows: 4 annual installments of NIS 22.5 million each, payable in June of each of the years 2022 through 2025, NIS 45 million payable in June 2026 and NIS 90 million payable in June 2027. The principal bears fixed annual interest of 4%, payable annually on June 25 of each year.

Regarding exercise of option warrants which are exercisable for Series G Notes see note 15 (5).

(3)	Borrowings early repayments

In March 2018 the Company early repaid borrowings O and L in a total principal amount of NIS 300 million. In addition, the Company early repaid borrowing K in June 2018, in a principal amount of NIS 75 million.

The early repayments resulted in additional finance costs of NIS 18 million recorded in December 2017 and NIS 9 million recorded in March 2018.

(4)	Notes payable issuance commitments

In December 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 126.75 million of additional Series F Notes in December 2019.

In January 2018, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 100 million of additional Series F Notes in December 2019.

In December 2019, the Company issued the aforementioned additional Series F Notes in a principal amount of NIS 226.75 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – BORROWINGS AND NOTES PAYABLE (continued)

(5)	Private placement of option warrants

In April 2019, the Company issued in a private placement two series of untradeable option warrants that are exercisable for the Company's Series G Notes. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The exercise price is NIS 88 for each Series G notes principal amount of NIS 100. The Series G Notes that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G Notes immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The Notes that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants was NIS 37 million.

In July 2019, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 38.5 million.

In November 2019, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 86.5 million.

In February 2020, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 15.1 million.

The total remaining consideration expected to be received (after the exercises described above), excluding consideration received for the allotment of the options, in respect of full exercise (and assuming that there will be no change to the exercise price) is approximately NIS 163 million.

(6)	Financial covenants

Regarding Series F Notes, Series G Notes and borrowings P and Q, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2019, the ratio of Net Debt to Adjusted EBITDA was 1.1.

Additional stipulations mainly include:

Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes and borrowing P. Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F and series G: the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively.

The Group was in compliance with the financial covenant and the additional stipulations for the year 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

(1)	Defined contribution plan

The Group had contributed NIS 17 million, NIS 20 million and NIS 23 million for the years 2017, 2018 and 2019 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan

Liability for employee rights upon retirement, net is presented as non-current liability.

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2018	139	(99)	40
Current service cost	11		11
Interest expense (income)	3	(1)	2
Employer contributions		(8)	(8)
Benefits paid	(11)	7	(4)
Remeasurements:
Experience loss	2		2
Return on plan assets		(3)	(3)
At December 31, 2018	144	(104)	40
Current service cost	12		12
Interest expense (income)	4	(2)	2
Employer contributions		(9)	(9)
Benefits paid	(14)	10	(4)
Remeasurements:
Experience loss	4		4
Return on plan assets		(2)	(2)
At December 31, 2019	150	(107)	43

Remeasurements are recognized in the statement of comprehensive income.

The expected contribution to the defined benefit plan during the year ending December 31, 2020 is approximately NIS 7 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

(2)	Defined benefit plan (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2018	2019
Interest rate weighted average	3.29%	2.33%
Inflation rate weighted average	1.62%	1.49%
Expected turnover rate	9%-56%	9%-56%
Future salary increases	1%-6%	1%-6%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2019
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.6)	0.4
Expected turnover rate	0.1	(0.1)
Future salary increases	0.5	(0.4)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognized within the statement of financial position. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

The defined benefit plan exposes the Group to a number of risks, the most significant are asset volatility, and a risk that salary increases will be higher than expected in the actuarial calculations. The assets are invested in provident funds, managed by managing companies and are subject to laws and regulations, and supervision (including investment portfolio) of the Capital Markets, Insurance and Saving Division of the Israeli Ministry of Finance.

Expected maturity analysis of undiscounted defined benefits as at December 31, 2019:

NIS in millions
2020	25
2021	22
2022	12
2023 and 2024	20
2025 and thereafter	84
163

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the years 2017, 2018 and 2019 the Company recorded expenses in a total amount of approximately NIS 63 million, NIS 76 million and NIS 79 million, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Commencing August 2016, the total amount of frequency fees of both the Company and Hot Mobile under the regulations are divided between the Company and Hot Mobile, through PHI ,according to the OPEX-CAPEX mechanism (see also note 9).

(2)	At December 31, 2019, the Group is committed to acquire property and equipment and software elements for approximately NIS 36 million.

(3)	At December 31, 2019, the Group is committed to acquire inventory in an amount of approximately NIS 136 million.

(4)	Right of Use (ROU)

The Group signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2030. As of December 31, 2019, the Group is committed to pay for capacities over the following years an amount of NIS 153 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2020	51
2021	49
2022	47
2023	6
153

In addition, under the terms of the ROU agreements, as of December 31, 2019 the Group is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2020 to 2023 is approximately NIS 23 million. Some payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS (continued)

(5)	Liens and guarantees

As of December 31, 2019, the Group has provided bank guarantees in respect of licenses (see note 1(c)) in an amount of NIS 89 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 22 million. Therefore, the total bank guarantees provided by the Group as of December 31, 2019 is NIS 111 million. In addition, the Company provided a guarantee to PHI's credit facility in an amount of NIS 50 million. PHI's credit facility is not used as at December 31, 2019 (see also notes 9 and 15).

(6)	Covenants and negative pledge – see note 15(6).

(7)	See note 15(4) with respect of notes payable issuance commitments.

(8)	Operating leases – see note 19.

(9)	See note 9 with respect to network sharing and PHI's commitments.

NOTE 18 – DEFERRED INCOME WITH RESPECT TO SETTLEMENT AGREEMENT WITH ORANGE

In June 2015, the Company announced that it had entered into a settlement agreement with Orange Brand Services Ltd ("Orange") which created a new framework for their relationship and provided both Partner and Orange the right to terminate the brand license agreement which had been in force since 1998. In accordance with the terms of the settlement agreement, the Company received advance payments in a total of €90 million during 2015.

As set forth in the settlement agreement, the advance payments were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period.  The income was recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange". For 2015, 2016 and 2017, the Company recognized income with respect to the settlement agreement in an amount of NIS 61 million, NIS 217 million and NIS 108 million, respectively. Based on a legal opinion obtained by the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – LEASES

The Group leases the following assets (as a lessee) (see also notes 2(o) and 3):

(1)
Buildings: The Group leases its headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). The lease term is until the end of 2024. The rental payments are linked to the Israeli CPI.

The Group also leases call centers, retail stores and service centers. The leases for each site have different lengths and specific terms. The lease agreements are for periods of two to ten years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). Substantially all of the rental payments are linked to the Israeli CPI and a few are linked to the dollar. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(2)
Cell sites: Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Substantially all of the rental payments are linked to the Israeli CPI and a few are linked to the dollar. Some of the extension options include an increase of the lease payment mostly in a range of 2%-10%. During 2018 and 2019 significant portion of cell sites were assigned to PHI.

(3)	Vehicles: The Group leases vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

The extension options are negotiated by management to provide flexibility in managing the leased asset portfolio and align with the Group's business needs. Management exercised judgment and generally determined that the extension options are reasonably certain to be exercised. Generally, the Group's obligations under its leases are secured by the lessor's title to the leased assets. Set out below are the carrying amounts of right of use assets and lease liabilities recognized and the movements during the year:

	New Israeli Shekels in millions
	Lease right of use asset			Lease liability
	Buildings	Cell sites	Vehicles
Balance as at January 1, 2019	252	362	42	683
Amortization charges	(41)	(78)	(27)
Accretion of interest				20
Non-cash movements	11	46	15	73
Lease payments (principal) cash outflow				(139)
Lease payments (interest) cash outflow				(20)
Balance as at December 31, 2019	222	330	30	617

Current				131
Non-Current	222	330	30	486

In 2017 and 2018 rent expenses in amounts of NIS 178 million and NIS 169 million respectively were recorded according to the previous accounting policy under IAS 17.

See note 6(a)(4) for maturity analysis of undiscounted lease liability as of December 31, 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – LEASES (continued)

Non-cancelable minimum operating lease rentals (undiscounted) in respect of the Company's leases were payable including option periods which are reasonably certain in previous years according to the previous accounting policy under IAS 17:

New Israeli Shekels
December 31, 2018
In millions
2019	76
2020-2021	114
2022-2023	87
2024-2025	51
2026-2027	18
2028 and thereafter	26
372

New Israeli Shekels
December 31, 2017
In millions
2018	158
2019	100
2020	77
2021	59
2022-2023	100
2024-2025	52
2026-2027	13
2028 and thereafter	19
578

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 42 million at December 31, 2019.

 Described below are the main litigation and claims against the Group:

1.	Consumer claims

This category includes class actions and motions for the recognition of these lawsuits as class actions with respect to, among others, alleged claims regarding charges and claims regarding alleged breach of the Consumer Protection Law, the Privacy Protection Law, the Communications Law (Telecommunications and Broadcasting), license provisions, other legal provisions and engagement agreements with customers.

Described hereunder are the outstanding consumer class actions and motions for the recognition of these lawsuits as class actions, detailed according to the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	17	430
NIS 101 - 400 million	4	1,050
NIS 401 million - NIS 1 billion	2	1,405
Unquantified claims	10	-
Total	33	2,885

With respect to five claims mentioned in the table above in a total amount of NIS 104 million, the parties filed requests to approve settlement agreements.

With respect to six additional claims, the court approved settlement agreements and withdrawals. Provision regarding these claims is included in the above-mentioned provision.

With respect to four claims mentioned above, the court approved these claims as class actions:

1.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for services of various content providers which are sent through text messages (SMS). The total amount claimed from Partner was estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In January 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. In November 2018, the Supreme Court dismissed the appeal and the claim was reverted back to the District Court. In February 2020 a settlement agreement was filed for the Court's approval in an immaterial amount. Partner estimates that even if the claim will be decided in favor of the approved group of customers (as defined by the District Court), the damages that Partner will be required to pay will be immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

A.	Claims (continued)

1.	Consumer claims (continued)

2.
On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to customers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. In September 2014, the Court approved the motion and recognized the lawsuit as a class action. In July 2017, the parties filed a request to the Court to approve a settlement agreement. In December 2019, the Court approved the settlement agreement which Partner is currently implementing. The damages that Partner is required to pay are immaterial.

3.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, Partner filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court. Partner estimates that even if the claim will be decided in favor of the approved group of customers, the damages that Partner will be required to pay will be immaterial.

4.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, the Company filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court. The Company estimates that even if the claim will be decided in favor of the approved group of customers, the damages that the Company will be required to pay will be immaterial.

2.	Employees and other claims

This category includes 1 claim: In March 2014, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company did not include in the severance pay calculation for its employees various components that constitute an addition to the salary for the severance pay calculation and thereby acted unlawfully.  The total amount claimed from Partner was estimated by the plaintiff to be approximately NIS 100 million. In November 2015, the plaintiff filed an amended claim and a motion to certify the claim as a class action. In November 2017, the parties filed a revised settlement agreement which was approved by the Court in July 2018.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

A.	Claims (continued)

1.	Consumer claims (continued)

In 2019 Partner completed its obligations in accordance with the settlement agreement. The damages that Partner was required to pay were immaterial.

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

B.	Contingencies in respect of building and planning procedures

Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2019 the Company provided the local authorities with 459 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

C.	Investigation by the Israeli Tax Authority

The Israeli Tax Authority is conducting an investigation that involves document collection and the questioning of among others, several Company employees, both past and current. The investigation is seeking to determine whether there have been violations of the Eilat Free Trade Zone (Tax Exemptions and Reductions) - 1985 Law regarding the sale of cellular phones in the city of Eilat. The Company is fully cooperating with the Israeli Tax Authority. At this stage, the Company is unable to estimate the impact of the investigation on the Company, its results and its condition, if any.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – EQUITY AND SHARE BASED PAYMENTS

a.	Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs"). Citibank, N.A. serves as the Company's depository for ADSs. The holders of ordinary shares are entitled vote in the general meetings of shareholders and to receive dividends as declared.

Under the provisions of the Company's licenses (note 1(c)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement of advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party. The restrictions require that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications.

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million, and during 2018 the Company purchased its own 6,501,588 shares at the cost of NIS 100 million (upon repurchase were recorded as "treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party. Some of the treasury shares were offered to employees under a share based compensation plan: Company's Equity Incentive Plan as restricted shares awards ("RSAs") (see (b) below).

As of December 31, 2019 a total of 8,275,837 treasury shares remained, of which 1,247,583 were allocated to a trustee on behalf of the employees under the plan. The RSAs offered under the plan are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested.

In June 2017, the Company issued 10,178,211 shares of the Company to the public and to institutional investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 190 million. The offering expenses totaled NIS 7 million.

In January 2020, the Company issued 19,330,183 shares of the Company to institutional investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 276 million. The offering expenses totaled NIS 10 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees

(1)	Description of the Equity Incentive Plan

Share options and restricted shares were granted to employees in accordance with Company's Equity Incentive Plan (the "Plan"). It includes allocation of restricted shares ("RSAs") to the Company's employees and officers and determines the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares. The committee may set performance targets as a vesting criterion (independently or in combination with other criteria).

The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 26,917,000, of which 7,442,763 remained ungranted as of December 31, 2019. The vesting of the options and the earning of the restricted shares are subject to vesting/restriction periods. The vesting of the options and the earning of the restricted shares granted after June 2014 are also subject to performance conditions set by the Company's organs. The Company expects that the performance conditions will be met. The Plan's principal terms of the options include:

-
Exercise price adjustment: The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2)  dividend distribution in the ordinary course: the exercise price shall be reduced by the amount of a dividend in excess of 40% of the Company’s net income for the relevant period per share, or by the gross dividend amount so distributed per share ("Full Dividend Mechanism"), depending on the date of granting of the options.

-
Cashless exercise: Most of the options may be exercised only through a cashless exercise procedure, while holders of other options may choose between cashless exercise and the regular option exercise procedure. In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2019
	Number of options	Number of RSAs
Granted	35,072,795	5,509,554
Shares issued upon exercises and vesting	(6,528,031)	(2,695,053)
Cancelled upon net exercises, expiration
and forfeitures	(19,524,075)	(1,584,037)
Outstanding	9,020,689	1,230,464
Of which:
Exercisable	5,623,921
Vest in 2020	1,632,797	678,379
Vest in 2021	1,145,182	371,076
Vest in 2022	618,789	181,009

As of December 31, 2019 the Company expects to record a total amount of compensation expenses of approximately NIS 14 million during the next three years with respect to options and restricted shares granted through December 31, 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

 b.      Share based compensation to employees (continued)

(3)	Options and RSAs status summary as of December 31, 2017, 2018 and 2019 and the changes therein during the years ended on those dates:

	Year ended December 31
	2017		2018		2019
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Share Options:		NIS		NIS		NIS
Outstanding at the beginning of the year	11,285,901	29.14	8,708,483	29.67	9,697,266	28.19
Granted during the year	1,201,358	19.45	2,536,362	18.59	1,232,226	16.21
Exercised during the year	(1,906,991)	17.38	(778,616)	17.11	(70,824)	16.62
Forfeited during the year	(988,566)	22.91	(307,055)	18.79	(235,150)	18.74
Expired during the year	(883,219)	43.10	(461,908)	28.17	(1,602,829)	46.64
Outstanding at the end of the year	8,708,483	29.67	9,697,266	28.19	9,020,689	23.62
Exercisable at the end of the year	5,190,586	36.66	6,266,965	33.39	5,623,921	27.11
Shares issued during the year due exercises	319,259		94,276		3,166

RSAs:
Outstanding at the beginning of the year	1,955,414		1,344,297		1,209,521
Granted during the year	507,146		813,310		397,476
Vested during the year	(753,106)		(791,796)		(284,427)
Forfeited during the year	(365,157)		(156,290)		(92,106)
Outstanding at the end of the year	1,344,297		1,209,521		1,230,464

	Options granted in 2017	Options granted in 2018	Options granted in 2019
Weighted average fair value of options granted using the
Black & Scholes option-pricing model – per option (NIS)	5.43	4.36	3.34
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	37.6%	34.14%	33.52%
Risk-free interest rate	0.53%	0.79%	0.57%
Expected life (years)	3	3.16	3
Dividend yield	*	*	*

*   Due to the Full Dividend Mechanism the expected dividend yield used in the fair value determination of such options was 0% for the purpose of using the Black & Scholes option-pricing model.

The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition. The fair value of RSAs was evaluated based on the stock price on grant date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

 (4)   Information about outstanding options by expiry dates:

Share options outstanding as of December 31, 2019 have the following expiry dates and exercise prices:

Expire in	Number of share options	Weighted average exercise price in NIS
2020	2,218,316	37.35
2021	1,828,653	20.27
2022	607,657	23.50
2023	728,040	19.40
2024	2,405,797	18.60
2025	1,232,226	16.21
	9,020,689	23.62

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS

  (a)     Revenues:

The aggregate amount of transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as of December 31, 2019, in addition to deferred revenues (see table below), is approximately NIS 183 million (mainly services). Of which the Group expects that approximately 31% will be recognized as revenue during 2020, approximately 17% will be recognized as revenue during 2021, and the rest in later years. The above excludes contracts that are for periods of one year or less or are billed based on time incurred, as permitted under IFRS 15 the transaction price allocated to these unsatisfied contracts is not disclosed.

The table below describes significant changes in contract liabilities:

	New Israeli Shekels in millions
	Deferred revenues from Hot mobile *	Other deferred revenues*
Balance at January 1, 2018	195	46
Revenue recognized that was included in the contract liability balance at the beginning of the year	(31)	(21)
Increases due to cash received, excluding amounts recognized as revenues during the year	-	20
Balance at December 31, 2018	164	45
Revenue recognized that was included in the contract liability balance at the beginning of the year	(31)	(19)
Increases due to cash received, excluding amounts recognized as revenues during the year	-	27
Balance at December 31, 2019	133	53

* Current and non-current deferred revenues.

Disaggregation of revenues:

	Year ended December 31, 2019 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	990	513	(87)	1,416
Segment revenue - Services to business customers	808	412	(76)	1,144
Segment revenue - Services revenue total	1,798	925	(163)	2,560
Segment revenue - Equipment	571	103		674
Total Revenues	2,369	1,028	(163)	3,234

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS (continued)

	Year ended December 31, 2018 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	1,045	418	(95)	1,368
Segment revenue - Services to business customers	798	434	(76)	1,156
Segment revenue - Services revenue total	1,843	852	(171)	2,524
Segment revenue - Equipment	643	92		735
Total Revenues	2,486	944	(171)	3,259

	Year ended December 31, 2017 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	1,126	320	(98)	1,348
Segment revenue - Services to business customers	852	457	(75)	1,234
Segment revenue - Services revenue total	1,978	777	(173)	2,582
Segment revenue - Equipment	610	76		686
Total Revenues	2,588	853	(173)	3,268

Revenues from services are recognized over time. For the years 2017, 2018 and 2019 revenues from equipment are recognized at a point of time, except for NIS 11 million, NIS 16 million and NIS 17 million, respectively, which were recognized over time. Revenues from equipment for the years 2017, 2018 and 2019 include revenues from operating leases according to IAS 17 and IFRS 16, in an amount of NIS 11 million, NIS 16 million and NIS 17 million, respectively.

Revenues from services for the years 2017, 2018 and 2019 include revenues from operating leases according to IAS17 and IFRS 16 in an amount of NIS 10 million, NIS 37 million and NIS 57 million, respectively. See also note 7 with respect to payment terms of sales of equipment, trade receivables and allowance for expected credit losses.

(b) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
Transmission, communication and content providers	738	742	746
Cost of equipment and accessories	519	543	500
Depreciation and amortization	477	457	603
Wages, employee benefits expenses and car maintenance	293	310	312
Costs of handling, replacing or repairing equipment	75	73	71
Operating lease, rent and overhead expenses	184	184	73
Network and cable maintenance	97	109	99
Internet infrastructure and service providers	95	143	173
IT support and other operating expenses	61	56	57
Amortization of deferred expenses - rights of use	40	47	28
Other	48	36	45
Total cost of revenues	2,627	2,700	2,707

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS (continued)

(c) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
Wages, employee benefits expenses and car maintenance	106	111	102
Advertising and marketing	44	46	44
Selling commissions, net	29	27	28
Depreciation and amortization	54	77	106
Operating lease, rent and overhead expenses	23	19	4
Other	13	13	17
Total selling and marketing expenses	269	293	301

(d) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
Wages, employee benefits expenses and car maintenance	79	76	85
Professional fees	22	21	21
Credit card and other commissions	14	14	13
Depreciation	9	11	14
Other	20	26	16
Total general and administrative expenses	144	148	149

(e) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
Wages, employee benefits expenses and car maintenance,
before capitalization	503	543	543
Less: expenses capitalized (notes 10, 11)	(77)	(92)	(96)
Service costs: defined benefit plan (note 16(2))	15	11	12
Service costs: defined contribution plan (note 16(1))	17	20	23
Employee share based compensation expenses (note 21(b))	20	15	17
	478	497	499

In March 2019 the Company signed a new collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization (hereinafter - the "Parties") that includes an economic chapter, for the years 2019-2021 ("the Collective Employment Agreement"). The Collective Employment Agreement grants Partner employees, among other things: an immediate salary increase for employees with a seniority of 1.5 years or more; an additional salary increase contingent upon the Company's performance; sharing of the Company's profits and the terms of eligibility for these grants in the years 2019-2021. In addition, the Parties negotiated a salary increase mechanism for the year 2020 and will renegotiate another increase for the year 2021 towards the end of the year 2020.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2017	2018	2019
	In millions
Unwinding of trade receivables	27	25	23
Other income, net	4	3	5
	31	28	28

NOTE 24 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
Net foreign exchange rate gains	2	*	4
Interest income from cash, cash equivalents and deposits	2	2	3
Finance income	4	2	7

Interest expenses	171	47	40
CPI linkage expenses	4	3	*
Interest for lease liabilities			20
Finance charges for financial liability			9
Other finance costs	9	5	6
Finance expenses	184	55	75
	180	53	68

* Representing an amount of less than 1 million

NOTE 25 – INCOME TAX EXPENSES

a.	Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, enacting that the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

b. Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2017	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2017	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2018	Charged to the income statement	Charged to other comprehensive income	Charged to retained earnings upon implementation of IFRS 16	As at December 31, 2019
Allowance for credit losses	45	*		45	(2)		43	(4)			39
Provisions for employee rights	14	*	1	15	2	*	17	1	*		18
Depreciable fixed assets and software	(35)	8		(27)	8		(19)	8			(11)
Lease - Right-of-use assets	-			-			-	17		(151)	(134)
Leases liabilities	-			-			-	(15)		157	142
Intangibles, deferred expenses and carry forward losses	9	7		16	(24)		(8)	(11)			(19)
Options granted to employees	6	*		6	(1)		5	1			6
Other	2	(2)		*	*		*	*			*
Total	41	13	1	55	(17)	*	38	(3)	*	6	41

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

  b.      Deferred income taxes (continued)

	New Israeli Shekels
	December 31,
	2018	2019
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	69	173
Deferred tax assets to be recovered within 12 months	52	85
	121	258
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	64	164
Deferred tax liabilities to be recovered within 12 months	19	53
	83	217
Deferred tax assets, net	38	41

c.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (a) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
Profit before taxes on income,
as reported in the income statements	135	63	19
Theoretical tax expense	32	14	4
Increase in tax resulting from disallowable deductions	8	9	5
Taxes on income in respect of previous years	(10)	(15)	(7)
Temporary differences and tax losses for which no deferred income
tax asset was recognized	(9)	(1)	(2)
Income tax expenses	21	7	*

 * Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25-  INCOME TAX EXPENSES (continued)

d.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
For the reported year:
Current	44	6	3
Deferred, see (c) above	(4)	17	4
In respect of previous year:
Current	(10)	(15)	(7)
Deferred, see (c) above	(9)	(1)
	21	7	*

* Representing an amount of less than NIS 1 million.

e.	Tax assessments:

1)	In 2017, the Company received final income tax assessments for the years 2014 and 2015.

2)	In 2018, a Group's subsidiary received final income tax assessments for the years 2013 through 2016.

3)	As a general rule, income tax self-assessments filed by two other subsidiaries through the year ended December 31, 2014 are, by law, now regarded as final.

f.	Tax losses carried forward to future years:

At December 31, 2019, the Company had carry forward tax losses of approximately NIS 92 million. The losses can be carried forward indefinitely and have no expiry date. The Company recognized deferred tax asset regarding the tax losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Key management compensation

  Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2017	2018	2019
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	21	22	27
Long term employment benefits	3	3	3
Employee share-based compensation
expenses	11	9	12
	35	34	42

	New Israeli Shekels
	December 31,
	2018	2019
Statement of financial position items - key management	In millions
Current liabilities:	9	10
Non-current liabilities:	10	10

b.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

c.
Principal shareholder: S.B. Israel Telecom, an affiliate of Saban Capital Group LLC, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries, is the registered owner of the shares in the Company’s share register. On November 11, 2019, S.B. Israel Telecom filed an amendment to its Schedule 13D with the SEC stating that it had no sole or shared voting or dispositive power over any shares of the Company, and that as a result of the Receiver Appointment (as defined in the filed amendment), as of November 12, 2019, the Reporting Persons (as defined in the filed amendment) ceased to beneficially own any ordinary shares of the Company. On November 12, 2019, the District Court of Tel Aviv ("the Court") issued a court order ("the Court Order") under which attorney Ehud Sol (the “Receiver") was appointed as receiver for 49,862,800 of the Company's shares, representing as of March 1, 2020, approximately 27.16% of our issued and outstanding share capital and the largest block of shares held by a single shareholder. The shares (the “Pledged Shares”) had been purchased by S.B. Israel Telecom Ltd. ("S.B. Israel Telecom") from Advent Investments Pte Ltd (“Advent”) in 2013; in connection with the purchase, S.B. Israel Telecom assumed certain debt owed to Advent, and agreed that such debt would be secured by, among other things, the Pledged Shares. S.B. Israel Telecom defaulted on the payment, and on November 11, 2019, consented to enforcement and foreclosure proceedings with respect to the Pledged Shares.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The Court Order was issued due to an application filed by Advent ("Advent's Application") and granted the Receiver substantial rights related to the Pledged Shares, including the right to participate in our shareholders’ meetings, to vote the Pledged Shares, to receive dividends, and any contractual right related to the Pledged Shares, although as noted below, the Receiver may not sell or transfer the Pledged Shares without the Court’s approval.  Without derogating from those rights of the Receiver, S.B. Israel Telecom remains the holder of legal title to the Pledged Shares. On December 9, 2019, the Ministry of Communications granted, within its powers, a permit to the Receiver to exercise means of control of the Company by himself.  As a result, the Receiver has the power to substantially influence the nomination of the Company’s Board of Directors and to play a preponderant if not decisive role in other decisions taken at meetings of our shareholders.  For example, to the extent that the Company's discussions with Hot Telecom result in the entry into the Proposed Transaction, the Receiver would have the power to block approval of the Proposed Transaction, which requires approval by holders of at least 75% of the Company’s shares, since the Receiver has the right to vote over 27% of the shares. The Receiver is expected to hold such rights until the Pledged Shares are sold or transferred to Advent, actions that would require the Court’s approval according to the Court Order and Advent's Application. S.B. Israel Telecom has agreed that it will not raise an objection to such a transfer to Advent if it occurs within 9 months of November 11, 2019, the date of its consent; following such period, S.B. Israel Telecom may object to such transfer, particularly if it believes that the value of the Pledged Shares as of the proposed transfer date exceeds the amount of its defaulted debt to Advent. The Receiver is to exercise the rights associated with the Pledged Shares based on its judgment and subject to the Court’s orders and approvals. The Receiver is not obligated to exercise such rights in the best interests of the Company or its shareholders.

d.
Holdings of approved Israeli shareholders in the Company: The provisions of the Company's cellular license require, among others, that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications. The controlling stake of the Phoenix Group (One of the Company’s approved Israeli shareholders) has been sold to foreign entities. On November 12, 2019, the Israeli Ministry of Communications issued a temporary order (ending on November 1, 2020) amending the Company’s cellular license and reducing the percentage that the approved Israeli shareholders are required to hold by the amount of shares now held by the foreign entities (from 5% down to 3.82% of the means of control in the Company). This temporary order will allow the Ministry and the Company to resolve the issue of holdings of approved Israeli shareholders in the Company until the temporary order expires.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –EARNINGS PER SHARE

Following are data relating to the profit and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31,
	2017	2018	2019
Profit used for the computation of
basic and diluted EPS attributable to the owners of the Company (NIS in millions)	114	57	19

Weighted average number of shares used
in computation of basic EPS (in thousands)	162,733	165,979	162,831

Add - net additional shares from assumed
exercise of employee stock options and restricted
shared (in thousands)	1,804	983	777

Weighted average number of shares used in
computation of diluted EPS (in thousands)	164,537	166,962	163,608

Number of options and restricted shares not taken into
account in computation of diluted earnings per share,
because of their anti-dilutive effect (in thousands)	5,650	9,609	8,952

NOTE 28 – SUBSEQUENT EVENT – CORONAVIRUS DISEASE COVID-19

From March 2020, the novel coronavirus disease COVID-19 began to have a harmful effect on our business, revenues and results from operations. In particular, the significant fall in the volume of international travel by our customers has begun to cause a decrease in revenues from roaming services, and the closure of shopping malls and changes in general consumer behavior have begun to affect the volume of sales of equipment.

As of the date of approval of these financial statements, the impact has been limited, since the crisis only began at the beginning of March 2020.  In addition, the impact has been mitigated by a number of actions taken by the Company, including cutting costs and sending a large quantity of employees on unpaid leave. However, should these trends continue, this may have a material harmful effect on our results of operations and financial position for 2020.

NOTE 29 – SUBSEQUENT EVENT – OFFER TO BUY 100% OF SHARE CAPITAL BY HOT TELECOMMUNICATION SYSTEMS LTD.

HOT Telecommunication Systems Ltd. and its controlling shareholder, Altice Europe N.V, (the "Potential Acquiror") have proposed to acquire 100% of the issued share capital of the Company (the "Proposed Transaction"). The Potential Transaction is the subject of discussions between the Company and the Potential Acquiror and entry into the Potential Transaction would require approval by the Board of Directors of the Company.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2019

The following report is a summary only, and is not intended to be a comprehensive review of the company’s business and results of its operations and financial condition for the year 2019. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission (the "Form 20-F"). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

This report, as well as Form 20-F, includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report regarding our future performance, revenues or margins, market share or reduction of expenses, regulatory developments, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks see “Item 3D Risk Factors,” “Item 4 Information On The Company”, “Item 5 Operating And Financial Review And Prospects,” “Item 8A.1 Legal And Administrative Proceedings” and “Item 11 Quantitative And Qualitative Disclosures About Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels.  This report contains translations of NIS amounts into US dollars at December 31, 2019 NIS 3.456 =US$ 1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Consolidated Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Composition of revenues and cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2018	2019
	In millions

Service revenues	2,524	2,560
Equipment revenues	735	674
Total revenues	3,259	3,234

Cost of revenues – Services	2,131	2,177
Cost of revenues – Equipment	569	530
Total Cost of revenues	2,700	2,707

Gross profit	559	527

Total revenues. In 2019, total revenues were NIS 3,234 million (US$ 936 million), a decrease of 1% from NIS 3,259 million in 2018.

Revenues from services. Service revenues in 2019 totaled NIS 2,560 million (US$ 741 million), an increase of 1% from NIS 2,524 million in 2018.

Revenues from equipment. Equipment revenues in 2019 totaled NIS 674 million (US$ 195 million), a decrease of 8% from NIS 735 million in 2018, principally reflecting the lower sales volumes of both cellular devices and other non-core equipment.

Gross profit from service revenues. The gross profit from service revenues in 2019 was NIS 383 million (US$ 111 million), compared with NIS 393 million in 2018, a decrease of 3%. This decrease reflected the increase in the cost of service revenues, largely a result of increased expenses related to the growth in TV and internet services revenues, which more than offset the increase in service revenues. See also note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2019 was NIS 144 million (US$ 42 million), compared with NIS 166 million in 2018, a decrease of 13%. This decrease mainly reflected the lower sales volumes, as well a decrease in profit margins for equipment sales due to a change in the product mix. See also “Item 5D.2 Outlook”.

Selling, marketing, general and administrative expenses and credit losses.  Selling, marketing, general and administrative expenses and credit losses totaled NIS 468 million (US$ 135 million) in 2019, a decrease of 1% compared with NIS 471 million in 2018. This decrease mainly reflected the decrease in credit losses, which was principally due to the impact of the tightening of the Company’s customer credit policy for handset sales since 2017 and the decrease in equipment sales in 2019, which were partially offset by increased depreciation and amortization expenses, mainly related to the capitalization of contract costs under IFRS 15.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 1,885 million (US$ 545 million) in 2019, a decrease of 6%, or NIS 111 million, from 2018 (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) includes cost of service revenues (NIS 2,177 million in 2019) and selling, marketing, general and administrative expenses and credit losses (NIS 468 million in 2019), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 760 million in 2019).  The decrease was explained principally by the impact of the implementation of IFRS 16 in 2019 which reduced total operating expenses by NIS 157 million since lease expenses under the standard were replaced by interest and depreciation expenses. Excluding the impact of the implementation of IFRS 16, total operating expenses would have increased by NIS 46 million, primarily reflecting the increase in expenses related to the growth in TV and internet services, including content rights and distribution expenses, wholesale internet infrastructure access expenses and workforce expenses.  These increases were partially offet by decreases in other expenses including in credit losses and in international calling services expenses. See also “Item 5A.2b Fixed-Line Services Segment” for a breakdown of total operating expenses by segment.

Including depreciation, amortization and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2019 amounted to NIS 2,645 million (US$ 765 million), an increase of 2%, or NIS 43 million, compared with NIS 2,602 million in 2018. See also note 22 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 28 million (US$ 8 million) in 2019, unchanged from 2018, as a result of there being no change in income from the unwinding of trade receivables. See also note 23 to our consolidated financial statements.

Operating profit. Operating profit for 2019 was NIS 87 million (US$ 25 million), a decrease of 25% compared with operating profit of NIS 116 million in 2018. The impact of the adoption of IFRS 16 on operating profit in 2019 was an increase of NIS 11 million. The decrease in operating profit mainly reflected the increase in operating expenses including depreciation and amortization expenses and the decrease in gross profit from equipment sales, which more than offset the increase in service revenues.

Finance costs, net. Finance costs, net in 2019 were NIS 68 million (US$ 20 million), an increase of 28% compared with NIS 53 million in 2018. The increase largely reflected the impact of the adoption of IFRS 16, which resulted in an increase of NIS 20 million in finance expenses, partially offset by an income from foreign exchange linkage. The negative impact on interest expenses of the increase in the average level of debt in 2019 compared with the average debt in 2018 was offset by the lower average debt interest rate. See also “Item 5B Liquidity and Capital Resources.”

Profit before income tax. Profit before income taxes for 2019 was NIS 19 million (US$ 6 million), a decrease of 70% compared with NIS 63 million in 2018, reflecting both the decrease in operating profit as well as the increase in finance costs, net.

Income taxes on profit. The Company did not record income tax expenses for 2019, compared with income tax expenses of NIS 7 million in 2018.

In 2019, a one-time income of NIS 6 million was recorded in income tax expenses. In 2018, the Company recorded a one-time income of NIS 16 million in income tax expenses, mainly due to an income tax audit of the Company's subsidiary.

The effective tax rate of the Company was 0% in 2019 compared with 11% in 2018, compared with the regular corporate tax rate in Israel of 23% for 2018 and 2019, largely as a result of the one-time factors described above.

Excluding the one-time factors, the effective tax rate of the Company in 2018 and 2019 would have been 37% and 32%, respectively.  The Company’s effective tax rate is expected to continue to be higher than the corporate tax rate (excluding one-time effects) mainly due to nondeductible expenses.  See also note 25 to our consolidated financial statements.

Profit. Profit in 2019 was NIS 19 million (US$ 6 million), a decrease of 66% compared with NIS 56 million in 2018. The impact of the adoption of IFRS 16 on profit in 2019 was a decrease of NIS 9 million. Based on the weighted average number of shares outstanding during 2019, basic earnings per share or ADS was NIS 0.12 (US$ 0.04), compared with NIS 0.34 in 2018.

For information regarding potential downward impacts on profits in 2020, see “Item 5D.2 Outlook.”

Adjusted EBITDA. Adjusted EBITDA in 2019 totaled NIS 853 million (US$ 247 million), an increase of 18% or NIS 131 million from NIS 722 million in 2018. The impact of the adoption of IFRS 16 on Adjusted EBITDA in 2019 was an increase of NIS 157 million. As a percentage of total revenues, Adjusted EBITDA in 2019 was 26% compared with 22% in 2018.

Results of Operation By Segment For The Year Ended December 31, 2019 Compared To The Year Ended December 31, 2018

Cellular Services Segment

Total revenues. Total revenues for the cellular segment in 2019 were NIS 2,369 million (US$ 685 million), a decrease of 5% from NIS 2,486 million in 2018.

Revenues from services. Service revenues for the cellular segment in 2019 totaled NIS 1,798 million (US$ 520 million), a decrease of 2% from NIS 1,843 million in 2018. The decrease was mainly a result of the continued downward pressures on the prices of cellular services as a result of the continued competition in the cellular market. As an illustration of the continuing high level of competition in the cellular market, approximately 2.2 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2019; approximately 2.4 million subscribers switched in 2018 and approximately 2.5 million switched in 2017. Significant price erosion continued to be caused by the number of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 99 million (US$ 29 million) in 2019, a decrease of 13% from approximately NIS 114 million in 2018, as a result of the price erosion in pre-paid services.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2019 totaled NIS 571 million (US$ 165 million), a decrease of 11% from NIS 643 million in 2018, mainly reflecting a decrease in the volume of sales.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2019 was NIS 107 million (US$ 31 million), compared with NIS 134 million in 2018, a decrease of 20%. This decrease mainly reflected the decrease in the volume of equipment sales, as described above, in addition to a decrease in profit margins from sales due to a change in the product mix.  See also “Item 5D.2 Outlook”.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 5% from NIS 1,435 million in 2018 to NIS 1,367 million (US$ 396 million) in 2019.  This decrease mainly reflected the decrease in depreciation and amortization expenses related to the cellular network, as well as decreases in payments to communications provider expenses and other expenses. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the cellular segment in 2019 amounted to NIS 334 million (US$ 97 million), a decrease of 3% from NIS 343 million in 2018. The decrease mainly reflected the decrease in credit losses which was principally due to the impact of the tightening of the Company’s customer credit policy for handset sales since 2017, and the decrease in equipment sales in 2019, as well as decreases in workforce expenses and in other expense items, which were partially offset by increases in amortization expenses related to the capitalization of contract costs under IFRS 15, and in advertising and marketing expenses. See also note 2(n) and note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies; see “Item 5A.2" for reconciliation on a consolidated basis) for the cellular segment totaled NIS 1,298 million (US$ 376 million) in 2019, a decrease of 12% or NIS 178 million from NIS 1,476 million in 2018, principally due to the impact of the implementation of IFRS 16 in 2019 which reduced total operating expenses for the cellular segment by NIS 141 million and the decrease in workforce expenses and in credit losses as described above. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses totaled NIS 1,848 million (US$ 535 million), a decrease of 4% compared with NIS 1,932 million in 2018.

Operating profit. Overall, operating profit for the cellular segment in 2019 was NIS 77 million (US$ 22 million), an increase of 13% compared with NIS 68 million in 2018, mainly reflecting reflecting the decreases in total operating expenses and in depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation) (excluding the impact of the implementation of IFRS 16 on depreciation and amortization expenses), which were partially offset by the decreases in cellular segment service revenues and in gross profit from cellular segment equipment sales. The overall impact of the adoption of IFRS 16 on operating profit for the cellular segment in 2019 was an increase of NIS 10 million.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 635 million (US$ 184 million) in 2019, an increase of 21% from NIS 524 million in 2018, reflecting the impact of the adoption of IFRS 16 which increased Adjusted EBITDA for the cellular segment by NIS 141 million, as well as the decrease in other total operating expenses, which were partially offset by the decreases in service revenues and in gross profit from cellular segment equipment sales. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2019 was 27% compared with 21% in 2018.

Fixed Line Services Segment

Total revenues. Total revenues in 2019 for the fixed-line segment were NIS 1,028 million (US$ 297 million), an increase of 9% compared with NIS 944 million in 2018.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 925 million (US$ 268 million) in 2019, an increase of 9% compared with NIS 852 million in 2018.  This increase mainly reflected an increase in revenues from TV and internet services, partially offset by a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers. See also "Item 3D.2p The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services."

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2019 totaled NIS 103 million (US$ 30 million), an increase of 12% compared with NIS 92 million in 2018, mainly reflecting an increase in revenues recorded from sales of internet-related equipment and devices.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2019 was NIS 37 million (US$ 11 million), compared with NIS 32 million in 2018, an increase of 16%, again largely a reflection of the impact of an increase in sales recorded from sales of internet-related equipment and devices.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment increased by 16% from NIS 696 million in 2018 to NIS 810 million (US$ 234 million) in 2019.  This increase mainly reflected increased expenses related to TV and internet services (including content expenses, wholesale internet infrastructure access expenses, workforce expenses and depreciation and amortization expenses). See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the fixed-line segment in 2019 amounted to NIS 134 million (US$ 39 million), an increase of 5% from NIS 128 million in 2018. The increase mainly reflected increased workforce expenses related to the growth in fixed-line segment services, partially offset by a decrease in advertising and marketing expenses. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies; see “Item 5A.2 for reconciliation on a consolidated basis) for the fixed-line segment totaled NIS 750 million (US$ 217 million) in 2019, an increase of 9% or NIS 61 million from NIS 691 million in 2018. The impact of the implementation of IFRS 16 in 2019 reduced total operating expenses for the fixed-line segment by NIS 16 million. See also note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses for the fixed-line segment totaled NIS 960 million (US$ 278 million), an increase of 14% compared with NIS 841 million in 2018.

Operating profit. Operating profit for the fixed-line segment was NIS 10 million (US$ 3 million) in 2019, a decrease of 79% compared to NIS 48 million in 2018, mainly reflecting the increase in total operating expenses including depreciation, amortization expenses and other expenses (mainly amortization of employee share based compensation), as well as the impact of the decrease in revenues from international calling services, which more than offset the impact of the growth in TV and internet services and the increase in gross profit from fixed-line segment equipment sales. The impact of the adoption of IFRS 16 on operating profit for the fixed-line segment in 2019 was an increase of NIS 1 million.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 218 million (US$ 63 million) in 2019, an increase of 10% from NIS 198 million in 2018. The impact of the adoption of IFRS 16 on Adjusted EBITDA for the fixed-line segment in 2019 was an increase of NIS 16 million. Adjusted EBITDA excluding the impact of IFRS 16 was NIS 202 million, an increase of 2% from 2018, which resulted from the growth in TV and internet services and the increase in gross profit from fixed-line equipment sales, which were partially offset by the negative impact from the decline in international calling services. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2019 was 21%, unchanged from 2018.

Annex C

6. Indemnification, insurance, release

6.1
Office Holders’ liability insurance, indemnity and the granting of release from liability are essential in order to ensure the recruitment and retention of Office Holders and directors who are the most suitable for the Company’s needs, and who possess relevant qualifications and experience to hold office in the Company and on the Company’s Board of Directors. These are essential considering that, in today’s marketplace, Office Holders and directors of public companies face greater liability exposures than ever before, particularly in public companies listed in multiple countries and subject to differing legal systems. The Company shall be allowed to insure the liability of its Office Holders, to indemnify them or release them from liability, in conformity with the Companies Law and the Company’s Articles of Association.

Insurance

6.2
The Company shall be allowed to engage in an office holders’ liability insurance policy (including directors and the Company’s CEO) of the Company and/or subsidiaries of the Company (including an insurance policy for the ongoing activities and/or a particular event and/or activity and/or for the coverage of past activities including through a Runoff Policy and/or another policy of any type and kind) including Office Holders (and directors) who are themselves, and/or whose relatives are, controlling shareholders of the Company and/or Office Holders for whom the Company’s controlling shareholders may have a personal interest in their inclusion in the insurance policy, that will apply to serving Office Holders and/or that served or that will serve from time to time, for a number of periods of insurance, including their extension, during the period of the Compensation Policy, whether through the purchase of new policies or through extensions or renewals of existing policies and/or policies that will be purchased in the future, whether with the same insurer or with another insurer in Israel and/or abroad, and all under the conditions specified hereunder:

6.2.1
~~The annual premium that the Company shall pay shall not exceed a total of USD 600 thousand plus a premium of up to 15% per annum after the first year's policy is formulated.~~ The limit of liability in such insurance policy shall not exceed a total of USD 100 million per claim and ~~cumulatively~~ in the aggregate for each insurance period and in addition reasonable legal expenses.

~~6.2.3~~	~~Deductible: The directors and Office Holders will be exempt from participation. The amount of the deductible for the Company shall not exceed USD 2.5 million per claim.~~

6.2.2~~3~~
The Compensation Committee and the Board of Directors has approved the renewal of the insurance policy for a new period of insurance and has determined that no material changes were made in the insurance terms~~, apart from the possibility of increasing the limit of liability, as long as the increase in the annual premium does not exceed the sum specified above in clause 6.2.1~~.

6.2.3~~4~~
To the extent that the policy is extended to cover claims against the Company itself (as opposed to claims against its Office Holders) relating to the Company's traded securities (Entity Coverage for Securities Claims), payment arrangements for insurance benefits for this extension will be determined, where applicable, whereby the Office Holder's right to receive indemnification from the insurers will precede the Company's right.

6.3
In addition, ~~in the event of a transfer of control in the Company or a merger,~~ the Company shall be allowed to enter into a Runoff policy for an insurance period of 7 years for the coverage of past activities,~~from the date of transfer of such control or merger,~~ subject to the coverage of the policy at that time ~~and for a total premium for a 7-year insurance period not exceeding 350% of the annual premium of the policy as stated in section 6.2 above that shall be effective at the date of the Runoff~~, and at a limit of liability not exceeding that of the current policy as stated. ~~The directors and Office Holders will be exempt from a deductible. The amount of the deductible for the Company shall not exceed $ 2.5 million per claim.~~

6.4
In addition, in the event of a public offering of the Company's securities, the Company may extend the insurance policy to cover such offering and/or to enter into a separate and dedicated Public Offering of Securities Insurance policy ~~for liability insurance for prospectuses~~ ("POSI policy") while the coverage for each POSI policy, that will be entered into from time to time, shall not exceed one hundred (100) million US dollars per~~for each~~ case and in the aggregate for an insurance period of up to 7 years from the date of completion of the offering in accordance with a prospectus and/or a shelf offering report, in addition to reasonable legal defense expenses. ~~, for an additional premium not exceeding 50% of the annual premium of the policy that is in effect on that dat~~

6.5
The Company's engagement in insurance policies as stated in respect of the liability of Office Holders is according to market conditions and is not expected to significantly affect the Company's profitability, assets orliabilities.

C - 2

6.6
The Company's engagement in insurance policies as stated in respect of the liability of Office Holders may only be approved by the Compensation Committee pursuant to Rule 1b1 of the Companies Regulations (Easements on transactions with interested parties), 2000, or any provision that will replace it and it will not be brought again for additional approval of the Audit Committee, Board of Directors or the General Meeting of the Company.

For the avoidance of doubt, it is clarified that the Company's engagement in such insurance policies in respect of the liability of Office Holders that does not comply with the conditions set forth in section 6.2-6.6 above will be brought for the approval of the authorized organs as part of the approval of the terms of office and employment in accordance with this policy.

Indemnification

6.6
The maximum advance undertaking of indemnity payable by the Company to all indemnified persons, pursuant to letters of indemnification to be granted to Office Holders as of the adoption date of the Policy, in respect of any occurrence of the events specified in the appendix to the letter of indemnification, shall not exceed 25% of the shareholders’ equity according to the latest reviewed or audited financial statements approved by the Company’s Board of Directors prior to the approval of payment of the indemnification.

6.7	The Company shall be allowed to indemnify any Office Holder retroactively in the broadest manner permitted pursuant to the Companies Law.

6.8	The Compensation Policy in no way diminishes the validity of previous decisions reached in the Company in conformity with the law regarding the granting of an advance undertaking of indemnity.

Release

6.9
The Company shall be allowed to grant a release from liability in advance to the Company’s Office Holders in respect of a breach of a duty of care towards the Company pursuant to any law, including Office Holders of the Company who themselves are, or their relatives are, the controlling shareholder, subject to the receipt of the approvals required by law. A release from the duty of care shall not apply in relation to a decision or transaction that a controlling shareholder or any Office Holder in the Company (including another Office Holder than the Office Holder being granted the release) has a personal interest.

C - 3

Annex “E”

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
None of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	[1]Cancelled

21.5
[2]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[3].

[1]	Amendment No. 52

[2]	Amendment No. 3

[3]	Amendment No. 4

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:
“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes[4]  reduces to less than 26% [5] [6] [7] of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8 unless the Licensee was given an instruction in accordance with section 13 of the law as set forth in Article 22A.2(a)(2)9. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.10

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[11]

[4]	Amendment No. 25

[5]	Amendment No. 9

[6]	Amendment No. 28

[7]	Amendment No. 31

[8]	Amendment No. 31

[9]	Amendment No. 105

[10]	Amendment No. 25

[11]	Amendment No. 31

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[12]

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “IsraeliEntity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
(1)       The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to a rate of less than five percent (5%)[13] of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

[12]
Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

13 Amendment No. 101

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

(2)[14]
Sub-section (1) shall not apply if the Company was given an instruction in accordance with section 13 of the Law, at the request of the General Security Service, and the General Security Service confirmed that it includes alternative requirements for this sub-section (1).

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth. This Article shall not apply, if an instruction was given to the Licensee in accordance with section 13 of the Law, as set forth in Article 22.2A(2).[15]

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

14 Amendment No. 105

15 Amendment No. 105

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters.

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; [16]the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

[16]	Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION OF THE BINDING
HEBREW VERSION OF THE DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: August 20, 2020

Partner Communications Company Ltd.

Deed of Vote - Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices)  (2005)

Name of the Company
Partner Communications Company Ltd. (the “Company”).

Type, date and place of general meeting
Annual General Meeting (the “AGM”) will be held on Thursday, October 29, 2020 at 14:00 (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-7814191.

Pursuant to the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items 4-8 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items 1-3 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the shareholders’ convenience, items 1-3  on the agenda, which are not subject to the Regulations Procedure, are set forth below:

1.
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

2.
Discussion of the auditor’s remuneration for the year ended December 31, 2019, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2019; and

3.	Discussion of the Company’s audited financial statements for the year ended December 31, 2019 and the report of the Board of Directors for such period.

The items on the agenda, which are subject to the Regulations Procedure, are set forth below:

Set forth below is a summary of the proposed resolutions that may be voted on by the Deed of Vote:

4.
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Richard Hunter, Mr. Yehuda Saban, Mr. Yossi Shachak, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron (the "Appointed Directors").

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting, unless otherwise provided in the Company’s Articles of Association, and shall serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, and notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Osnat Ronen has been a director in the Company since December 2009 and was appointed to serve as Chairman of the Board of Directors in November 2019. She is also a member of the Security Committee. Ms. Ronen currently serves on the Board of Directors of Fox-Wizel Ltd. and Discount Capital Underwriters. She also volunteers as a director of the College for Management (Michlala Le-Minhal). Ms. Ronen serves as one of the founders of Wecheck Ltd. and serves on the Board of Directors and as an advisor. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner until 2019. Ms. Ronen has also served as an advisor to Liquidnet, Inc. from 2013 to 2015. Between 2013 and 2018, Ms. Ronen served on the Board of Directors of Mizrahi Tefahot Bank Ltd. as Head of the Audit Committee. Ms. Ronen also served on the Board of Directors of Perion Networks Ltd. during 2016-2017. Ms. Ronen also served as a volunteer on the Board of Directors of Yissum Research Development Company of the Hebrew University of Jerusalem until December 2018. Previously she served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen served on the Board of Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (as amended) (the “Israeli Securities Law”) in the Company. Ms. Ronen was born on 29.11.1962; I.D No. 057972077; Citizenship: Israeli; Residing at: 13 Z' Be'heshvan Street, Ramat Hasharon.

The Appointed Directors will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the services of Mr. Jonathan Kolodny and Mr. Barry Ben Zeev (Woolfson) as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Ms. Osnat Ronen, Mr. Barry Ben Zeev, Mr. Richard Hunter, Mr. Jonathan Kolodny, Mr. Yossi Shachak, Mr. Arie Steinberg and Mr. Yehuda Saban were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Ms. Ronen, Mr. Ben Zeev, Mr. Kolodny and Mr. Steinberg also qualify as independent directors according to U.S. law and Mr. Ben Zeev, Mr. Kolodny and Mr. Steinberg also qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

In compliance with the Israeli Companies Law and the Company’s Articles of Association, the Extraordinary General Meeting of shareholders  (the “EGM”) held on March 18, 2020, approved the compensation terms for the current directors and those that will serve from time to time, including external directors and independent directors (excluding the Chairman of the Board of Directors insofar as separate compensation terms will be determined thereof), which includes an annual fee, an attendance fee, reimbursement of of Reasonable Expenses, benefit from the D&O insurance policy, and Indemnification and Release Letter  (the "Compensation Terms").

The Compensation Terms of the Appointed Directors are in accordance with those that were approved by the EGM.

Richard Hunter was appointed to the Board of Directors of Partner in November 2019. He is Chairman of the Board of Directors of Holmes Place International Ltd., serves on the Board of Directors of Delta Galil Industries Ltd, Samelt MCA Ltd. and Trigo Vision, and served as a director at SodaStream International Ltd. until their sale to Pepsi Co. Currently Mr. Hunter is a founding partner in Green Lantern, a private equity fund. Previously he served as CEO of McCann Erickson Israel from 2012 until 2016. During the years 2010 until 2012, Mr. Hunter served as CEO of Shufersal Ltd. and as CEO of 013 Netvision from 2007 until 2010. Prior to that Mr. Hunter was a Partner at Mckinsey and Company from 1999-2007. Mr. Hunter is an accounting and financial expert, holds an LL.B from the College of Management, Tel-Aviv and an M.B.A from INSEAD Business School. To the best knowledge of the Company and the Company's Directors, Mr. Hunter is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee as of June 2015. Mr. Saban also serves as director of operations for Israel and VP of Business Development at Ellomay Capital Ltd. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Saban is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yossi Shachak was appointed to the Board of Directors of Partner in November 2019. Mr. Shachak is a consultant to boards of directors, and a board member of public and private companies including, the Azrieli Group Ltd. and Tefron Ltd and Chairman of the Board of Directors of Emilia Development (O.F.G) Ltd. Mr. Shachak served as President of the Institute of Certified Public Accountants from 1988 to 1992. Mr. Shachak is a certified public accountant and is a graduate of accounting from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Shachak is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arie (Arik) Steinberg  was appointed to the Board of Directors of Partner in January 2012 and notified the Company that he intends to resign in January 2021. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. and as the Chairman of the Audit Committee. He also serves as a director in Paz Oil Company Ltd., as Chairman of the Board of Directors of REE (formerly Softwheel Ltd.) and as a director at Axilion Ltd.  He also serves on the Board of Trustees of the Academic College of Tel-Aviv-Yaffo. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s). Prior to that, Mr. Steinberg served as CEO of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg studied economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron served from 2010 until 2016 as a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to re-elect Mr. Richard Hunter, Mr. Yehuda Saban, Mr. Yossi Shachak, Mr. Arie Steinberg and Mr. Ori Yaron to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

RESOLVED: this resolution is in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

5.
Appointment of Mr. Shlomi Zohar as an independent director (Bilty Taluy) of the Company in accordance with the Israeli Companies Law and regulations promulgated thereunder, commencing on October 29, 2020;

Under the Israeli Companies Law, the majority of the Company's audit committee must be Israeli independent directors. One of the Company's independent directors, Mr. Arik Steinberg, will be concluding his term in January 2021 and therefore the candidate, Mr. Shlomo Zohar, was proposed to serve as an independent director in the Company. According to the Israel Companies Law, the Company’s Audit Committee approved that Mr. Shlomo Zohar complies with the conditions required to be classified as an independent director under the Israeli Companies Law.

Mr. Shlomo Zohar serves as a director at Delek USA Energy, Inc., Ham-Let (Israel –Canada) Ltd., Isras Investment Company Ltd., and B  Communications Ltd., however Mr. Zohar notified the Company that upon his appointment as a director of the Company, he shall resign as a director of B Communications. Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the boards of directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the board of directors of Israel Discount Bank of New York and as a member of the board of directors of Discount Bancorp, Inc. Mr. Zohar served as Chief Executive Officer of A.D.O. Group Ltd. from July 2011 until December 2018 and served as an executive vice chairman of the Board of ADO Properties SA and since June 2018 he serves as chairman of the executive committee at Bar Ilan University. From 1980 to December 2005, he was a partner in the accounting firm of Zohar, Zohar & Co., CPA (Isr). Mr. Zohar is a certified public accountant in Israel. He holds a B.A. in Economics and Accounting from Bar-Ilan University and an MBA degree from McGill University. To the best knowledge of the Company and the Company’s Directors, Mr. Shlomo Zohar is not a “Family Member”, (as defined in the Israeli Securities Act (1968), of another Interested Party in the Company.

Mr. Shlomo Zohar was determined by the Board of Directors to be one of the “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Shlomo Zohar also qualifies as an independent director according to US law.

As discribed above, Mr. Zohar notifed the Company that upon his appointment as a director of the Company, he shall resign as a director of B Communications.

 Mr. Shlomo Zohar will benefit from the Compensation Terms that were approved by the EGM held on March 18, 2020.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to appoint Mr. Shlomo Zohar as an independent director (Bilty taluy) of the Company in accordance with the Israeli Companies Law and regulations promulgated thereunder, commencing on October 29,2020; and

RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 5 on the agenda."

The Board of Directors recommends a vote FOR approval of these proposed resolutions

6.
Appointment of Ms. Roly Klinger as an external director (Dahatz) of the Company for a term of three years in accordance with the Israeli Companies Law and regulations promulgated thereunder, commencing on October 29, 2020

Under the Israeli Companies Law, the Company is required to have at least two External Directors (Dahatzim) on its Board of Directors. One of the Company's External Directors, Mr. Barry Ben- Zeev, will be concluding his term in October 2021. In light of this and in order to have a long transition period and also increase the size of the Board of Directors and diversify its composition and the experience of its members,  the candidate, Ms. Roly Klinger, is proposed to serve as an External Director in the Company.

 Ms. Klinger has served since 2018 as an External Director in Delek Royalties (2012) Ltd., as Chairman of the Audit Committee and the Compensation Committee. Ms. Klinger served from 2017 until 2019 as the Director of Refinance, Vice President Legal Counsel and Company Secretary of IBC Israel Broadband Company (2013) Ltd. Ms. Klinger served as Partner's Chief Legal Counsel and Company Secretary from 1998 until 2012 and in 2012 was appointed as Vice President, Legal & Regulatory Affairs, Business Development and Corporate Secretary until 2015. Ms. Klinger received an LL.B degree from Tel Aviv University, attended the Advanced Management Program (AMP) at Harvard Business School and is admitted to the Israel Bar. To the best knowledge of the Company and the Company’s Directors, Ms. Roly Klinger is not a “Family Member”, (as defined in the Israeli Securities Act (1968), of another Interested Party in the Company.

Ms. Roly Klinger was determined by the Board of Directors to have "professional qualifications" to serve as an external director under the Israeli Companies Law and regulations promulgated thereunder.

Ms. Klinger also qualifies as an independent director according to the Israeli Companies Law and in accordance with US law.

Ms. Roly Klinger will benefit from the Compensation Terms that were approved by the EGM held on March 18, 2020.

It is proposed that at the AGM the following resolutions be adopted:

(i)     “RESOLVED: to appoint Ms. Roly Klinger as an external director (Dahatz) of the Company for a term of three years in accordance with the Israeli Companies Law and regulations promulgated thereunder, commencing on October 29,2020;

(ii)     RESOLVED: this resolution is in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

7.
Appointment of Ms. Marom-Brikman as an external director (Dahatz) of the Company for a term of three years in accordance with the Israeli Companies Law and regulations promulgated thereunder, commencing on January 1, 2021

Under the Israeli Companies Law, the Company is required to have at least two External Directors (Dahatzim) on its Board of Directors. One of the Company's External Directors, Mr. Barry Ben-Zeev, will be concluding his term in October 2021. In light of this and in order to have a long transition period and also increase the size of the Board of Directors and diversify its composition and the experience of its members, the candidate, Ms. Michal Marom-Brikman, was proposed to serve as an External Director in the Company.

 Ms. Marom-Brikman serves on the Board of Directors of a variety of companies traded both in Israel as well as abroad including Israel Union Bank Ltd., Halman Aldubi Investment House, OPC Energy Ltd., Arko Holdings Ltd., and Dan Transportation. Ms. Marom-Brikman served in the past as Financial Officer of Linkury Technology International Group and Dan Hotels Ltd. and as a Professional Assistant to the president of the Institute of CPA in Israel. Ms. Marom-Brikman is a certified public accountant in Israel. Ms. Marom-Brikman holds a MA in finance from the Baruch College of Management, NYU and a BA from the College of Management Academic Studies..To the best knowledge of the Company and the Company’s Directors, Ms. Marom-Brikman is not a “Family Member”, (as defined in the Israeli Securities Act (1968), of another Interested Party in the Company.

Ms. Michal Marom-Brikman was determined by the Board of Directors to be one of the “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Ms. Marom-Brikman also qualifies as an independent director according to the Israeli Companies Law and in accordance with US law.

Ms. Michal Marom-Brikman will benefit from the Compensation Terms that were approved by the EGM held on March 18, 2020.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to appoint Ms. Michal Marom-Brikman as an external director (Dahatz) of the Company for a term of three years in accordance with the Israeli Companies Law and regulations promulgated thereunder, commencing on January 1, 2021; and

 RESOLVED: this resolution is in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

8.	Approval of an amendment to the Company's Compensation Policy for Office Holders;

The Company's Compensation Policy was approved by the Annual General Meeting of shareholders on October 29, 2019 and the EGM held on March 18, 2020 ("Compensation Policy"). The Compensation Policy provides (among other things) that the Company may insure its Office Holders (as such term is defined in the Israeli Companies Law) with a directors’ and officers’ (D&O) insurance policy which shall be acquired, from time to time, subject to applicable law and our Articles of Association. The Compensation Policy includes sections regarding the scope of the insurance coverage for such Office Holders as well as the premium and maximum deductible amounts for such insurance.

Following a recent amendment to the "best practice" position of the staff of the Israeli Securities Authority regarding insurance sections pertaining to Office Holders in the compensation policy, it is no longer necessary to include the premium and maximum deductible amounts in the Compensation Policy, provided that the scope of the insurance coverage is on market terms and the cost is not material for the company.

This summary is qualified in its entirety by reference to the description in the Proxy Statement. The full test of the proposed amendment to Section 6 is attached hereto as "Annex "C". For the shareholders' convenience, attached hereto as Annex "D" is an English convenience translation of the binding Hebrew changes to the Compensation Policy.

Other than the changes set forth in the attached Annex "C", the terms of the Compensation Policy shall remain in effect. For the shareholders' convenience attached hereto as Annex "D" is an English convenience translation of the binding Hebrew changes to the Compensation Policy.

Our Compensation Committee and Board of Directors approved and recommended to the shareholders of the AGM to approve the aforesaid amendment to our Compensation Policy as set forth in "Annex C".

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to approve amendments to our Compensation Policy as set forth in "Annex C";

RESOLVED: this resolution is in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

For further details in respect of the items on the AGM agenda and the complete wording of the proposed resolutions, kindly see the Proxy Statement dated August 20, 2020 distributed with this Deed of Vote.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9 a.m. to 5 p.m. (Israel time) following prior coordination at telephone number +972-54-7814191, until the time of the AGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for the approval of each of the items on the agenda:

The required majority for the approval of item 1 on the agenda, which is not subject to the Regulations Procedure, and of items 4 and 5 on the agenda, which are subject to the Regulations Procedure, is the vote of the holders of a majority of the Company's Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter. No vote is required in connection with the discussion of items 2-3 on the agenda.

The required majority for the approval of items 6-8 on the agenda, which are subject to the Regulations Procedure, is the vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 of the Israeli Companies Law, “Controlling Party”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of these items, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of Disclosure of linkage (zika) and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder has a Personal Interest in the resolution, the shareholder is a Controlling Party in the Company, is a Senior Office Holder or is an Institutional Investor (as the case may be), as set in the Israeli Companies Law and Deed of Vote Regulations. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of items 6-8 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s Licenses. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

A Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. A Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

Following recent legislative changes, the Israeli Securities Authority has established an electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than six hours before the time fixed for the AGM.

The Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s offices no later than 4 hours prior to the time of the AGM or voted electronically as set forth above.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Hadar Vismunski-Weinberg, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly “deed of vote” or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices by the shareholders in respect of item 4-8 on the agenda is: October 19, 2020.

The deadline for submission of the Board of Directors’ response to Position Notices (if any) is: October 24, 2020.

Changes to the agenda and publication of Position Notices

After filing the Deed of Vote, changes to the AGM agenda may be made, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than August 25, 2020 (seven (7) days following the date of filing the attached Proxy Statement). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 1, 2020. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. Additionally, Position Notices may be published, as stated above.

The Deed of Vote (or the amended Deed of Vote, if any) and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that he is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of August 19, 2020 the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) is: 9,180,056 Ordinary Shares.

As of August 19, 2020, the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 6,686,916 Ordinary Shares.

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda which is subject to the Regulations Procedure (items 4-8), in the second part of this Deed of Vote. For the shareholder’s convenience, the shareholder’s vote regarding item 1 on the agenda, which is not subject to the Regulations Procedure, may be marked in the second part of this document. No vote is required in connection with the discussion of items 2-3 on the agenda.

Partner Communications Company Ltd.

Date: ________, 2020

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and Position Notices) 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Hadar Vismunski-Weinberg, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)

Company’s registration number: 520044314

Time of the meeting: Thursday, October 29, 2020 at 14:00 Israel time.

Type of meeting: Annual General Meeting

The Record Date: September 23, 2020.

Note - In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
Valid until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
Country of organization: ___________________________________

Item No.	Subject of the Resolution	Vote[a]
In respect of appointment of an external director (dahatz) pursuant to sections 239(b) or 245(a1) of the Israeli Companies Law - are you a “Controlling Party” in the Company, an “Interested Party”, having a “Personal Interest” in the appointment approval, a “Senior Office Holder” or an “Institutional Investor”[b]?

In respect of  a transaction’s approval pursuant to sections 255 and 272 to 275 (the majority required for which is not an ordinary majority) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[b]?

		For	Against	Abstain	Yes[c]	No	Yes[c]	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.
					Irrelevant	Irrelevant	Irrelevant	Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2019, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2019.
This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant	Irrelevant	Irrelevant	Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2019 and the report of the Board of Directors for such period.
This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant	Irrelevant	Irrelevant	Irrelevant
4)
Approval of the re-election of Mr. Richard Hunter, Mr. Yehuda Saban, Mr. Yossi Shachak, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron  to serve as directors of the Company until the close of the next annual general meeting, unless their office become vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association.
This item is subject to the Regulations Procedure.
					Irrelevant	Irrelevant	Irrelevant	Irrelevant
5)	Approval of the appointment of Mr. Shlomo Zohar as a new independent director (bilty taluy). This item is subject to the Regulations Procedure.				Irrelevant	Irrelevant	Irrelevant	Irrelevant
6)	Approval of the appointment of Ms. Roly Klinger as a new external director (Dahatz); This item is subject to the Regulations Procedure.						Irrelevant	Irrelevant
7)	Approval of the appointment of Ms. Michal Marom-Brikman as a new external director (Dahatz) effective January 1, 2021 This item is subject to the Regulations Procedure.						Irrelevant	Irrelevant
8)	Approval of an amendment to the Company's Compensation Policy This item is subject to the Regulations Procedure.				Irrelevant	Irrelevant

[a]	If an X is not marked in either column, the vote shall be considered as an abstention on the relevant item. If an X is marked in more than one column, the vote shall be disqualified.
[b]
Kindly provide details regarding the nature of the “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, if you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be) at the designated space below the table. Detailing of “Personal Interest” in appointment approval not resulting from linkage to the “Controlling Party” is not required. “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers for the definition of “Control” to Section 1 of the Israeli Securities Law (1968) (the “Securities Law”), defining “Control” as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person or entity is controlling a company if said person or entity “holds” (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting) (2009), and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law (1994).

[c]
If an X is not marked in either column, if an X is marked in the “Yes” column and the shareholder does not provide details, or an X is marked in both columns (as the case may be), the vote shall be disqualified.

Regarding the resolutions in items 6-8 why do I have a “Personal Interest” in the resolution, why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

* * *

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)d:

☐	Yes. I approve the declaration below.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted to Partner, directly or indirectlye.

☐
No. I do not approve the declaration above. I hold, together with others, ________ Ordinary Shares of Partner and my holdings require the consent of the Israeli Minister of Communications as stated above.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “E” to the Proxy Statement distributed with this Deed of Vote.

Signature
Name (Print): ___________ Title: __________________ Date: __________________

[d]
In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

[e]
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

DEED OF AUTHORIZATION

To:	Partner Communications Company Ltd. (the “Company”)

Attn:	Hadar Vismunski-Weinberg, Adv., Company Secretary

Re:   Annual General Meeting of Shareholders to be held on
                   Thursday, October 29, 2020 (the “Meeting”)

I, the undersigned1, _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment thereof, inter-alia, with respect to any adjournment of discussion or resolution of any of the issues detailed on the Meeting agenda, until I shall otherwise notify you.

I declare and detail in the designated space below, in connection with the resolutions in items 6-8 whether I have a “Personal Interest” in the resolutions, or whether I am a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”:4

[1]	Name of shareholder.

[2]
A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number of shares held by him.

[3]	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country in which the passport was issued.

[4]
Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

Item No.	Subject of the Resolution	Vote[a]
In respect of appointment of an external director (dahatz) pursuant to sections 239(b) or 245(a1) of the Israeli Companies Law - are you a “Controlling Party” in the Company, an “Interested Party”, having a “Personal Interest” in the appointment approval, a “Senior Office Holder” or an “Institutional Investor”[b]?

In respect of  a transaction’s approval pursuant to sections 255 and 272 to 275 (the majority required for which is not an ordinary majority) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[b]?

		For	Against	Abstain	Yes[c]	No	Yes[c]	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.
					Irrelevant	Irrelevant	Irrelevant	Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2019, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2019.
This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant	Irrelevant	Irrelevant	Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2019 and the report of the Board of Directors for such period.
This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant	Irrelevant	Irrelevant	Irrelevant
4)
Approval of the re-election of Mr. Richard Hunter, Mr. Yehuda Saban, Mr. Yossi Shachak, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron  to serve as directors of the Company until the close of the next annual general meeting, unless their office become vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association.
This item is subject to the Regulations Procedure.
					Irrelevant	Irrelevant	Irrelevant	Irrelevant
5)	Approval of the appointment of Mr. Shlomo Zohar as a new independent director (bilty taluy). This item is subject to the Regulations Procedure.				Irrelevant	Irrelevant	Irrelevant	Irrelevant
6)	Approval of the appointment of Ms. Roly Klinger as a new external director (Dahatz); This item is subject to the Regulations Procedure.						Irrelevant	Irrelevant
7)	Approval of the appointment of Ms. Michal Marom-Brikman as a new external director (Dahatz) effective January 1, 2021 This item is subject to the Regulations Procedure.						Irrelevant	Irrelevant
8)	Approval of an amendment to the Company's Compensation Policy This item is subject to the Regulations Procedure.				Irrelevant	Irrelevant

[a]	If an X is not marked in either column, the vote shall be considered as an abstention on the relevant item. If an X is marked in more than one column, the vote shall be disqualified.
[b]
Kindly provide details regarding the nature of the “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, if you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be) at the designated space below the table. Detailing of “Personal Interest” in appointment approval not resulting from linkage to the “Controlling Party” is not required. “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers for the definition of “Control” to Section 1 of the Israeli Securities Law (1968) (the “Securities Law”), defining “Control” as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person or entity is controlling a company if said person or entity “holds” (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting) (2009), and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law (1994).

[c]
If an X is not marked in either column, if an X is marked in the “Yes” column and the shareholder does not provide details, or an X is marked in both columns (as the case may be), the vote shall be disqualified.

2

In connection with the resolutions in items 6-8 why do I have a “Personal Interest” in the resolution, or why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)5:

☐	Yes. I approve the declaration below.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)6; or (ii)  any other license granted, directly or indirectly, to Partner7.

☐
No. I do not approve the declaration above. I hold, together with others, ________ Ordinary Shares of Partner and my holdings REQUIRE the consent of the Israeli Minister of Communications as stated above.

Date: _____________	__________________________
Signature

Name (print):_______________ Title: _____________________

[5]
In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

[6]	A translation of sections 21-24 of the License is attached as Annex “E” to the Proxy Statement distributed with this Deed of Authorization.

[7]
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: August 20, 2020